Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of September 29, 2011

by and between

Riviera Operating Corporation and Riviera Holdings Corporation, as Seller,

Riviera Black Hawk, Inc., as the Company,

Monarch Growth Inc., as Buyer

and

Monarch Casino & Resort, Inc., as Parent

i

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STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of September 29, 2011, by and among Riviera Operating Corporation, a Nevada corporation (“ROC”), and Riviera Holdings Corporation, a Nevada corporation (“RHC,” and, together with ROC, “Seller”), Riviera Black Hawk, Inc., a Colorado corporation (the “Company”), Monarch Growth Inc., a Nevada corporation (“Buyer”), and Monarch Casino & Resort, Inc., a Nevada corporation (“Parent”).  Each of Seller, Buyer and Parent is sometimes referred to herein individually as a “Party” and collectively as the “Parties.”  All obligations and liabilities of Seller under this Agreement or any agreement contemplated herein shall be joint and several.  Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in Section 10.1.

WHEREAS, ROC is the sole stockholder of the Company and owns all of the issued and outstanding shares of common stock of the Company (the “Purchased Shares”);

WHEREAS, Parent is the sole stockholder of Buyer;

WHEREAS, the Company is engaged in the business of operating a casino located in Black Hawk, Colorado, including gaming devices, table games, restaurants and a conference center, more commonly known as the Riviera Black Hawk Casino (the “Business”); and

WHEREAS, Seller believes that it is in the best interests of ROC to sell the Purchased Shares on the terms and subject to the conditions set forth herein; and

WHEREAS, Buyer desires to purchase all of the Purchased Shares on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, the Parties, in consideration of the foregoing and of the mutual representations, warranties and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, agree as follows:

ARTICLE 1

PURCHASE AND SALE OF PURCHASED SHARES

Section 1.1             Purchase and Sale of Purchased Shares

Upon the terms and subject to the conditions set forth in this Agreement, Buyer agrees to purchase, acquire and accept from ROC, and ROC agrees to sell, transfer, assign, convey and deliver to Buyer, at the Closing, all of the Purchased Shares, free and clear of any Encumbrances, for the Purchase Price.

ARTICLE 2

PURCHASE PRICE

Section 2.1             Purchase Price and Closing Payment

(a)           In consideration for the sale, transfer, conveyance and delivery of the Purchased Shares pursuant to Section 1.1, at the Closing, Buyer shall deliver, or cause to be delivered, subject to Section 2.2, by wire transfer of immediately available funds to an account or accounts designated by Seller prior to the Closing, an amount equal to (a) Seventy-Six Million Dollars ($76,000,000), (b) (x) plus the Estimated Working Capital Excess, if any, or, as the case may be, (y) minus the Estimated Working Capital Deficiency, if any, in each case, as determined in accordance with Section 2.4, subject to subsequent final adjustment using the Final Working Capital Adjustment as provided for in Section 2.5, which shall be payable pursuant to Section 2.5(c) (the aggregate amount of clauses (a) and (b), the “Purchase Price”), (c) minus Retained Indebtedness, (d) minus the Deposit Escrow Amount, (e) minus the Outside Date Extension Amount (if applicable), and (f) minus the Indemnity Escrow Amount, (the aggregate amount of clauses (a), (b), (c), (d), (e) and (f), the “Closing Payment”).  At the Closing, the Escrow Agent shall deliver the Deposit Escrow Amount to Seller by wire transfer of immediately available funds to an account or accounts designated by Seller prior to the Closing.

Section 2.2             Deposit Escrow Amount

(a)           Upon execution of this Agreement, Buyer shall deposit an amount of Three Million Eight Hundred Thousand Dollars ($3,800,000) (the “Deposit Escrow Amount”) with a commercial bank escrow agent mutually agreed to by Seller and Buyer (the “Escrow Agent”), pursuant to an escrow agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”).  Simultaneously with the execution and delivery of this Agreement, the Parties shall execute and deliver the Escrow Agreement.  The Deposit Escrow Amount and the Outside Date Extension Amount (if applicable), together with income earned thereon as provided in the Escrow Agreement (the “Deposit Escrowed Funds”), shall be held by the Escrow Agent pursuant to the Escrow Agreement for the purpose of securing Buyer’s obligations to consummate the transactions contemplated by this Agreement.

(b)           As further provided in Section 8.3(d)(i) and the Escrow Agreement, in the event that this Agreement is terminated before the Closing pursuant to Section 8.1(d), Section 8.1(h) or Section 8.1(i), the Escrow Agent shall release the Deposit Escrowed Funds to Seller.  As further provided in the Escrow Agreement, in the event that this Agreement is terminated before the Closing other than pursuant to Section 8.1(d), Section 8.1(h) or Section 8.1(i), the Escrow Agent shall refund and release the Deposit Escrowed Funds to Buyer.

(c)           All costs and expenses, and any indemnities in favor, of the Escrow Agent shall be paid one-half by Buyer or Parent, on the one hand, and one-half by Seller, on the other hand.  If one Party pays more than its allocable share of such payments to the Escrow Agent, the other Party will promptly reimburse the paying Party for the amount of the excess payment.

Section 2.3             Indemnity Escrow

At the Closing, Buyer shall deposit an amount of Two Million Two Hundred Eighty Thousand Dollars ($2,280,000) (the “Indemnity Escrow Amount”) with the Escrow Agent,

pursuant to the Escrow Agreement.  The Indemnity Escrow Amount, together with income earned thereon as provided in the Escrow Agreement (the “Indemnity Escrowed Funds”), shall be held by the Escrow Agent pursuant to the Escrow Agreement as a source of funds for paying any amount owed by Seller to Buyer pursuant to Article 9 and will be released to Buyer or Seller when and as provided in the Escrow Agreement.  All costs and expenses, and any indemnities in favor, of the Escrow Agent shall be paid one-half by Buyer or Parent, on the one hand, and one-half by Seller, on the other hand.  If one Party pays more than its allocable share of such payments to the Escrow Agent, the other Party will promptly reimburse the paying Party for the amount of the excess payment.

Section 2.4             Initial Working Capital

At least five (5) Business Days prior to the Closing Date, Seller shall deliver to Buyer a certificate executed on behalf of ROC by the President of ROC, dated the date of delivery, stating that there has been conducted under the supervision of such officer a review of the information and data then available and setting forth an estimated balance sheet of the Company as of the Closing Date prepared in good faith substantially in the form of the Latest Audited Company Balance Sheet (the “Pre-Closing Balance Sheet”) and a statement of Working Capital of the Company as of the Closing Date based on the Pre-Closing Balance Sheet (the “Pre-Closing Closing Statement”), which shall quantify in reasonable detail the items constituting such Working Capital.  The Pre-Closing Balance Sheet shall be prepared in accordance with the Agreed Accounting Principles.  The Pre-Closing Closing Statement will contain (i) a good faith estimate of the aggregate amount of Working Capital of the Company as of the Closing Date (the “Initial Working Capital”), which shall reflect adjustments (the “Adjustments”) substantially similar in form to those set forth in the Working Capital calculation attached as Exhibit B, and (ii) a statement of the amount by which (x) the Initial Working Capital exceeds the Working Capital Target Amount (such amount, the “Estimated Working Capital Excess”) or (y) the Working Capital Target Amount exceeds the Initial Working Capital (such amount, the “Estimated Working Capital Deficiency”).  Each of Buyer and Seller shall bear its own expenses in the preparation and review of the Pre-Closing Balance Sheet and the Pre-Closing Closing Statement.  Exhibit B sets forth a sample calculation of Working Capital, which is illustrative of the calculations used to arrive at the Working Capital Target Amount.

Section 2.5             Final Working Capital Adjustment

(a)           As soon as reasonably practicable following the Closing Date, but in no event more than sixty (60) days after the Closing Date, Buyer and Parent shall cause to be prepared and delivered to Seller an unaudited balance sheet of the Company as of the Closing Date in substantially the form of the Pre-Closing Balance Sheet (the “Closing Balance Sheet”) and a statement of Working Capital of the Company as of the Closing Date in substantially the form of the Pre-Closing Closing Statement (the “Closing Statement”), which shall quantify in reasonable detail the items constituting such Working Capital.  The Closing Balance Sheet shall be prepared in accordance with the Agreed Accounting Principles.  The Closing Statement will set forth the aggregate amount of Working Capital of the Company as of the Closing Date, and shall reflect the Adjustments (the “Closing Date Working Capital”).  Each of Seller and Buyer shall bear its own expenses in the preparation and review of the Closing Balance Sheet and the Closing Statement.  Subject to applicable Law, Seller will provide Buyer reasonable access to Seller’s records to the extent such records are reasonably related to the preparation of the Closing Balance Sheet and the Closing Statement.

(b)           If Seller disagrees with the calculation of Closing Date Working Capital or any element of the Closing Balance Sheet or Closing Statement relevant thereto, Seller may, within forty-five (45) days after receipt of both of the Closing Balance Sheet and the Closing Statement (the “Seller Review Period”), notify Buyer of such disagreement in writing (a “Balance Sheet Dispute Notice”), setting forth in detail the particulars of such disagreement and Seller’s proposed adjustments to the Closing Balance Sheet or Closing Date Working Capital.  During the Seller Review Period, Buyer and Parent shall, during normal business hours, upon reasonable advance notice and in a manner that does not materially interfere with the business or operations of Buyer or its Affiliates, provide Seller with (i) such information as may be reasonably requested by Seller with respect to its review of the Closing Balance Sheet and the Closing Statement, including all relevant accountant work papers, and (ii) reasonable access to the Company’s accounting personnel and outside accountant who developed the Closing Balance Sheet and other information contained in the Closing Statement.  In the event that Seller does not provide a Balance Sheet Dispute Notice by the end of the Seller Review Period, Seller shall be deemed to have accepted the Closing Balance Sheet, the Closing Statement and the calculation of the Closing Date Working Capital delivered by Buyer and Parent, which shall thereupon be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse against Seller under any provision of this Agreement, including Article 9.

(c)           In the event any Balance Sheet Dispute Notice is timely delivered, Buyer and Seller, in conjunction with their respective independent accounting firms, shall use their commercially reasonable efforts for a period of thirty (30) days from the date of first delivery of the Balance Sheet Dispute Notice (or such longer period as they may mutually agree in writing) to resolve any disagreements with respect to the Closing Balance Sheet, the Closing Statement or the calculation of the Closing Date Working Capital.  If, at the end of such period, they are unable to resolve such disagreements, then the Auditor shall resolve any such remaining disagreements.  The Auditor shall determine as promptly as practicable, but in no event more than thirty (30) days after the submission of such dispute to the Auditor, whether the Closing Balance Sheet and the Closing Statement was prepared in accordance with the standards set forth in this Agreement and, only with respect to the disagreements submitted to the Auditor, whether and to what extent (if any) the Closing Date Working Capital requires adjustment within the range between Buyer’s calculation and Seller’s calculation of Closing Date Working Capital.  The Auditor shall promptly deliver to Buyer and Seller its determination in writing (along with a statement of reasons therefor), which determination shall be made subject to the definitions and principles set forth in this Agreement.  The fees and costs of the Auditor shall be payable one-half by Seller, on the one hand, and one-half by Buyer, on the other hand.  The determination made by the Auditor shall be final, binding and conclusive for purposes of this Agreement and not subject to any further recourse by Buyer or Seller under any provision of this Agreement, including Article 9, absent manifest errors.  The date on which the Closing Date Working Capital is finally determined in accordance with this Section 2.5 is hereinafter referred to as the “Determination Date.”

(d)           Following the Determination Date, the “Final Working Capital Adjustment” will be calculated, which is an amount (which may be a positive or negative number) equal to (i) the Closing Date Working Capital minus (ii) the Initial Working Capital.  If the Final Working Capital Adjustment is a positive amount, then Buyer shall pay to ROC such positive amount (along with interest, at the Applicable Rate, from the Closing Date through the payment date).  If the Final Working Capital Adjustment is a negative amount, then ROC shall pay to Buyer such negative amount (along with interest at the Applicable Rate, from the Closing Date through the payment date).  Any payments made pursuant to this Section 2.5(d) shall be made within five

(5) Business Days after the Determination Date by wire transfer of immediately available funds to an account designated by Buyer or ROC, as applicable.

Section 2.6             Termination and Payments of Inter-Company Indebtedness and Affiliate Transactions

At the Closing, the Company shall, and Seller shall cause the Company to, (a) fund and make payments to the respective lender in respect of the Indebtedness set forth in Exhibit C, which shall include all of the Indebtedness of the Company as of the Closing, other than Indebtedness set forth in Exhibit D which shall remain payable by the Company after the Closing (the “Retained Indebtedness”), and (b) terminate the Affiliate transactions set forth in Section 4.6 of the Seller Disclosure Letter and pay any amounts owing by the Company to any Affiliate as of the Closing pursuant to such Affiliate transactions set forth in Section 4.6 of the Seller Disclosure Letter, including the Casino Management Payment.  At least five (5) Business Days prior to the Closing Date, the Company shall provide Buyer with a final Section 4.4(c) of the Seller Disclosure Letter setting forth all Indebtedness of the Company as of the date of delivery.  At least three (3) Business Days prior to the Closing Date, based on the Indebtedness of the Company as set forth in final Section 4.4(c) of the Seller Disclosure Letter, Buyer shall notify Seller regarding which Indebtedness of the Company constitutes Retained Indebtedness.  At least two (2) Business Days prior to the Closing Date, the Company shall provide Buyer with drafts of customary pay-off letters for all lenders holding Indebtedness set forth in Exhibit C and drafts of documentation to terminate and pay any amount owing by the Company to any Affiliate as of the Closing pursuant to the Affiliate transactions set forth in Section 4.6 of the Seller Disclosure Letter and the Company shall provide satisfactory evidence to Buyer of arrangements with lenders for the delivery or recording of lien releases, cancelled notes, assignment of collateral and other documents reasonably requested by Buyer in connection with the payment of such Indebtedness or termination of such Affiliate transactions.

ARTICLE 3

CLOSING

Section 3.1             Closing

Unless this Agreement is earlier terminated pursuant to Article 8 before satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions to be satisfied or waived at the closing of the transactions contemplated by this Agreement (the “Closing”)), the Closing shall take place the fifth Business Day following satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions to be satisfied or waived at the Closing), regardless of whether the Closing Date occurs after the Outside Date, at 10:00 a.m. (local time) at the offices of Brownstein Hyatt Farber Schreck, LLP, 410 Seventeenth Street, Denver, Colorado 80202, unless another time and place are agreed to by the Parties (the time and date on which the Closing actually takes place is the “Closing Date”).

Section 3.2             Payment on the Closing Date

Subject to fulfillment or waiver of the conditions set forth in Article 7, at the Closing, Buyer shall, in full satisfaction of payment of the Purchase Price (subject to subsequent final adjustment pursuant to Section 2.5), pay (a) to ROC an amount equal to the Closing Payment by wire transfer of immediately available funds to such bank account as ROC shall specify by written notice to Buyer delivered three (3) days before the Closing Date, and (b) to the Escrow

Agent an amount equal to the Indemnity Escrow Amount, by wire transfer of immediately available funds to an account specified in writing by the Escrow Agent not later than three (3) Business Days prior to the Closing Date.

Section 3.3             Buyer’s and Parent’s Additional Deliveries

Subject to fulfillment or waiver of the conditions set forth in Article 7, at the Closing, Buyer and Parent, as applicable, shall deliver to Seller all of the following:

(a)           a copy of the Articles of Incorporation of Buyer certified by the Secretary of State of the State of Nevada as of a date not earlier than ten (10) days prior to the Closing Date, and a copy of the Bylaws of Buyer;

(b)           a copy of the Articles of Incorporation of Parent certified by the Secretary of State of the State of Nevada as of a date not earlier than ten (10) days prior to the Closing Date, and a copy of the Bylaws of Parent;

(c)           a certificate of good standing of Buyer issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Nevada;

(d)           a certificate of good standing of Parent issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Nevada;

(e)           a certificate of the secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to Seller, as to (i) the Articles of Incorporation and Bylaws delivered pursuant to Section 3.3(a), (ii) no amendments to such Articles of Incorporation or Bylaws of Buyer have been made, and (iii) the resolutions of the Board of Directors of Buyer authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the transactions contemplated by this Agreement and the Ancillary Agreements;

(f)            a certificate of the secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to Seller, as to (i) the Articles of Incorporation and Bylaws delivered pursuant to Section 3.3(b), (ii) no amendments to such Articles of Incorporation or Bylaws of Parent have been made, and (iii) the resolutions of the Board of Directors of Parent authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the transactions contemplated by this Agreement and the Ancillary Agreements;

(g)           the certificate of Buyer and Parent contemplated by Section 7.3(c), duly executed by an authorized officer of each of Buyer and Parent;

(h)           an incumbency and specimen signature certificate with respect to the officers of Buyer and Parent executing this Agreement, or any other document delivered pursuant to the terms of this Agreement, on behalf of Buyer and Parent, respectively;

(i)            the Joint Closing Notice contemplated by the Escrow Agreement, duly executed by an authorized officer of Buyer; and

(j)            without limitation by specific enumeration of the foregoing, all other documents reasonably required from Buyer to consummate the transactions contemplated by this Agreement.

Section 3.4             Seller’s Deliveries

Subject to fulfillment or waiver of the conditions set forth in Article 7, at the Closing, Seller shall deliver, or cause to be delivered, to Buyer all of the following:

(a)           a copy of the Articles of Incorporation of each of ROC and RHC certified by the Secretary of State of the State of Nevada as of a date not earlier than ten (10) days prior to the Closing Date and a copy of the Bylaws of Seller;

(b)           a copy of the Articles of Incorporation of the Company certified by the Secretary of State of the State of Colorado as of a date not earlier than ten (10) days prior to the Closing Date and a copy of the Bylaws of the Company;

(c)           a certificate of good standing of each of ROC and RHC issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Nevada;

(d)           a certificate of good standing of the Company issued as of a date not earlier than ten (10) days prior to the Closing Date by the Secretary of State of the State of Colorado;

(e)           a certificate of the secretary of each of ROC and RHC, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) the Articles of Incorporation and Bylaws delivered pursuant to Section 3.4(a), (ii) no amendments to such Articles of Incorporation and Bylaws have been made, and (iii) the resolutions of the Board of Directors of each of ROC and RHC authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements and the transactions contemplated by this Agreement and the Ancillary Agreements;

(f)            a certificate of the secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to no amendment to the Articles of Incorporation and Bylaws delivered pursuant to Section 3.4(b);

(g)           the License Agreement and the Transition Services Agreement duly executed by Seller;

(h)           the certificate of each of ROC, RHC and the Company contemplated by Section 7.2(d), duly executed by an authorized officer of each of ROC, RHC and the Company, respectively;

(i)            evidence, in a form reasonably satisfactory to Buyer, of the termination of the transactions set forth in Section 4.6 of the Seller Disclosure Letter and payment of any amounts owing by the Company to any Affiliate or Affiliated Person as of the Closing pursuant to such transactions set forth in Section 4.6 of the Seller Disclosure Letter, including the Casino Management Payment; provided, however, that, for the avoidance of doubt, the Parties acknowledge and agree that the transactions set forth in Section 4.6 of the Seller Disclosure Letter that are subject to the terms of the License Agreement and Transition Services

Agreement, respectively, shall not be terminated, but shall be provided by Seller to Buyer pursuant to the terms of the License Agreement and Transition Services Agreement, respectively;

(j)            an affidavit dated as of the Closing Date certifying that each of ROC and RHC is not a “foreign person” within the meaning of Section 1445 of the Code, substantially in the form of the sample certificate set forth in Treasury Regulation § 1.1445-2(b)(2)(iv)(B);

(k)           final versions of Exhibit C and Exhibit D, and evidence, in a form reasonably satisfactory to Buyer, of payment of all Indebtedness set forth in Exhibit C and the release of all Liens on the assets of the Company in connection therewith;

(l)            for the Real Property, the Title Policy in the possession of the Company or Seller insuring the Company’s title therein, together with a commitment from the company issuing the Title Policy, for the issuance of an endorsement to modify the date of the Title Policy to the Closing Date and showing no changes in title since the issuance of the Title Policy other than for current year taxes not yet due and payable and the deletion of the deed of trust liens and UCC financing statement liens that appear as title exceptions, or, if the Company or Seller does not have the Title Policy in its possession, or if such endorsement is unavailable, Seller shall deliver, in lieu of the foregoing, a commitment for title insurance for the issuance of a 2006 form ALTA owner’s title insurance policy and an affidavit of the Company sufficient to endorse over the standard printed exceptions contained in such form with respect to acts of the Company and Seller, and showing no other Encumbrance or other restriction other than the Permitted Encumbrances, issued at Seller’s sole cost and expense by a nationally recognized title insurance company acceptable to Buyer, it being agreed that Buyer shall bear the full cost of (i) any premium associated with the title insurance policy contemplated by such commitment for title insurance and any endorsements thereto, and (ii) any title insurance policy obtained for the benefit of any lender of Buyer and endorsements thereto; provided, however, that the Company shall deliver any reasonable and customary seller’s affidavits required by the title insurance company to issue the title insurance policy and any endorsements requested by Buyer;

(m)          a signed resignation by each member of the Board of Directors and the officers of the Company;

(n)           the minute book of the Company;

(o)           a certificate representing all of the Purchased Shares, duly endorsed in blank or with a duly executed stock power or instrument of assignment attached;

(p)           a receipt evidencing payment by Buyer in full of the Purchase Price, and ROC’s receipt thereof;

(q)           evidence of release of any Lien on the Purchased Shares;

(r)            evidence of release of the Company’s guarantee of the Seller Parent Credit Facilities (the “Guarantees”);

(s)           original Company Permits;

(t)            Section 4.14(d) of the Seller Disclosure Letter;

(u)           a letter from Blackstone Consulting LLC in a form reasonably satisfactory to Buyer providing that Buyer is entitled to rely upon the Blackstone Phase I;

(v)           the Joint Closing Notice contemplated by the Escrow Agreement, duly executed by an authorized officer of ROC; and

(w)          without limitation by specific enumeration of the foregoing, all other documents reasonably required from Seller to consummate the transactions contemplated by this Agreement.

Delivery of any agreements, certificates, consents, waivers or approvals described in Section 3.4(l) will not be conditions to Buyer’s and Parent’s obligation to effect the Closing or required to be delivered by Seller at or prior to Closing, and so long as Seller uses its commercially reasonable efforts to obtain the same, Seller shall not be in breach of its obligations under Section 3.4(l).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY

Seller and the Company hereby represent and warrant to Buyer and Parent, except as set forth herein or in the disclosure letter delivered by Seller to Buyer on the date of this Agreement (the “Seller Disclosure Letter”), as follows:

Section 4.1             Organization of Seller and the Company; Subsidiaries and Investments

(a)           Each of ROC and RHC is duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all requisite power and authority to carry on its business as now being conducted.  True and complete copies of the Articles of Incorporation, as amended, and the Bylaws, as amended, of each of ROC and RHC have been delivered to Buyer.

(b)           The Company is duly organized and validly existing under the Laws of its state of incorporation and has all requisite power and authority to carry on its business as now being conducted.  The Company is duly qualified to do business and is in good standing in each of the jurisdictions listed in Section 4.1(b) of the Seller Disclosure Letter, which jurisdictions are the only jurisdictions in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.  True and complete copies of the Articles of Incorporation, as amended, and the Bylaws, as amended, of the Company have been delivered to Buyer.

(c)           The Company does not, directly or indirectly (i) own, of record or beneficially or have any Contract to acquire, any outstanding voting securities or other equity interests in any corporation, partnership, limited liability company, joint venture or other entity, or (ii) control any corporation, partnership, limited liability company, joint venture or other entity.

Section 4.2             Authority; No Conflict; Required Filings and Consents

(a)           ROC, RHC and the Company each have all requisite power and authority to enter into this Agreement and the Escrow Agreement and to consummate the transactions contemplated by this Agreement.  Each of ROC and RHC has all requisite power and authority to enter into the License Agreement and the Transition Services Agreement.  The execution and delivery of this Agreement and the Ancillary Agreements by each of ROC and RHC and the consummation by each of ROC and RHC of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of each of ROC and RHC.  This Agreement and the Ancillary Agreements have been, or, as applicable, will be prior to the Closing, duly executed and delivered by each of ROC and RHC and, assuming the valid execution and delivery by all counterparties thereto, will constitute valid and binding agreements of each of ROC and RHC enforceable against each of ROC and RHC in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b)           Except as set forth in Section 4.10(b) of the Seller Disclosure Letter, the execution and delivery of this Agreement by ROC, RHC and the Company do not, and the consummation by each of ROC and RHC of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the organizational documents of ROC, RHC or the Company, (ii) result in any material violation or material breach of, conflict with or constitute (with or without notice or lapse of time, or both) a material default (or give rise to a right of termination, cancellation, payment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, or result in the creation of any Lien on any of the properties of ROC, RHC or the Company under, any of the terms, conditions or provisions of any Material Contract to which ROC, RHC or the Company is a party or by which ROC, RHC or the Company or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 4.2(c), contravene, conflict with, or result in a material violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or materially modify, any permit, concession, franchise, license, judgment or Law applicable the Company or its properties or assets.

(c)           No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement by ROC and RHC or the consummation by Seller of the transactions contemplated by this Agreement, except for (i) any Gaming Approvals or filing of notices required under the Gaming Laws or by any Gaming Authority, (ii) all required filings under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), being made and any waiting periods thereunder being terminated or expiring, (iii) such consents, approvals, findings, orders authorizations, permits, filings, declarations and registrations related to, or arising out of, compliance with any Laws regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations on the Real Property, (iv) such other consents, approvals, findings, orders, authorizations, permits, filings, registrations and declarations as may be required under the Laws of any jurisdiction in which the Company conducts any business or owns any property or assets, the absence of which would not delay or prevent the consummation of the transactions contemplated by this Agreement and which are not material to the operation and support of the Business, and (v) any consents, approvals, findings, orders, authorizations, permits, filings, registrations and declarations required to be obtained by Parent or any of its Subsidiaries, their respective Affiliates and Gaming Representatives and their respective Affiliates’ Gaming Representatives (including Gaming Approvals).

Section 4.3             Capitalization

ROC is, and will be on the Closing Date, the owner of all of the Purchased Shares, free and clear of any Encumbrances, which constitute all of the issued and outstanding capital stock of the Company.  All of the Purchased Shares have been duly authorized and are validly issued, and no amounts are owing with respect thereto.  No other equity interests of the Company are authorized, issued or outstanding, and no Person has any right, option, warrant, subscription, profit participation or stock appreciation right to purchase or otherwise acquire any equity interests in the Company or any securities or other interest convertible into or exchangeable for any such interests or to receive any payments based upon the equity value of the Company.  Except for this Agreement, there are no Contracts relating to the issuance, sale, redemption, voting or transfer of the Purchased Shares or other securities of the Company.

Section 4.4             Financial Statements; Controls; No Undisclosed Liabilities

(a)           Section 4.4(a) of the Seller Disclosure Letter contains a true and complete copy of the (i) consolidated audited balance sheet, statement of income and statement of cash flows of RHC as of and for the twelve (12) months ended December 31, 2010 (the “Audited Annual RHC Financial Information”), (ii) consolidated unaudited balance sheet, statement of income and statement of cash flows of RHC as of and for the six (6) months ended June 30, 2011 (the “Unaudited Quarterly RHC Financial Information”), (iii) consolidating balance sheet (audited as part of the consolidated group) of the Company as of December 31, 2010 (the “Latest Audited Company Balance Sheet”), (iv) consolidating statement of income and statement of cash flows (audited as part of the consolidated group) relating to the Company for the twelve (12) months ended December 31, 2010 (together with the Latest Audited Company Balance Sheet, the “Audited Annual Company Financial Information”), (v) consolidating unaudited balance sheet of the Company as of April 1, 2011 (the “Fresh Start Balance Sheet”), and (vi) consolidating unaudited balance sheet and statement of income relating to the Company as of and for the six (6) months ended June 30, 2011 (the “Unaudited Quarterly Company Financial Information,” and together with the Audited Annual RHC Financial Information, the Unaudited Quarterly RHC Financial Information, the Audited Annual Company Financial Information and the Fresh Start Balance Sheet, the “Financial Information”).  Except as noted therein and except for normal period end adjustments with respect to the Unaudited Quarterly RHC Financial Information, the Audited Annual Company Financial Information, the Fresh Start Balance Sheet and the Unaudited Quarterly Company Financial Information, the Financial Information was prepared in accordance with U.S. generally accepted accounting principles in effect at the time of such preparation applied on a consistent basis (including accruals) throughout the periods involved (“GAAP”) (except as may be indicated in the notes to such financial statements) and fairly and accurately presents in all material respects the financial position and income of the Company as of the dates or for the periods represented by such Financial Information.

(b)           Other than (i) as and to the extent reflected or reserved for on the Latest Audited Company Balance Sheet or (ii) Liabilities incurred in the ordinary course of business consistent with past practice since the date of the Latest Audited Company Balance Sheet, the Company has no Liabilities, except for (A) Liabilities disclosed in the Seller Disclosure Letter, or as to which no disclosure is required pursuant to any Section of the Seller Disclosure Letter because the Liability involves an amount which is less than the specific dollar threshold above which disclosure on such Section of the Seller Disclosure Letter is required, (B) Liabilities under any Material Contract, but only to the extent that such Liabilities do not relate to a breach of such Material Contract prior to the Closing, and (C) other Liabilities in an amount not in excess, individually or in the aggregate, of One Hundred Thousand Dollars ($100,000).

(c)           Section 4.4(c) of the Seller Disclosure Letter sets forth (i) the principal amount of, and, as of the date of this Agreement, all accrued but unpaid interest on, all Indebtedness of the Company and the instruments pursuant to which the Company is responsible or liable for such Indebtedness (whether as obligor, guarantor or surety) and (ii) any financing of the Company effected through “special purpose entities” and any synthetic leases and project financing.

(d)           Seller has delivered to Buyer a complete, accurate and current copy of a list and the aging of the accounts receivable, by customer, of the Company that were outstanding as of June 30, 2011.  All accounts receivable (i) arise out of bona fide sales and deliveries of goods, performance of services or other transactions in connection with the business and represent income earned in the ordinary course of business, and (ii) to Seller’s Knowledge, are not subject to material defenses, setoffs or counterclaims, other than normal allowances.  Unless paid prior to the Closing Date, the accounts receivable of the Company are expected to be collected in the ordinary course of business.

(e)           Section 4.4(e) of the Seller Disclosure Letter sets forth the amounts of the Stay Bonuses as of June 30, 2011.

Section 4.5             Absence of Certain Changes or Events

(a)           Between the date of the Latest Audited Company Balance Sheet and the date of this Agreement, other than in connection with the Bankruptcy Case and related payments and transactions, there has been:

(i)            no change, event or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

(ii)           no material damage, destruction, loss or claim, whether or not covered by insurance, or condemnation or other taking adversely affecting any of the Purchased Shares or the Business.

(b)           Between the date of the Latest Audited Company Balance Sheet and the date of this Agreement, the Company has conducted the Business in all material respects in, and has not entered into any material transaction other than in accordance with, the ordinary course of business consistent with past practice.  Between the date of the Latest Audited Company Balance Sheet and the date of this Agreement, the Company has not (other than in connection with the Bankruptcy Case and related payments and transactions):

(i)            made any fundamental change in the Business or operations of the Company with respect to the Business;

(ii)           adopted any amendment to its Articles of Incorporation, Bylaws or other applicable governing documents;

(iii)          sold, pledged, leased, disposed of or granted any of its property, including the Real Property, or any of its assets or equity interests in any other Person, or subjected any of its properties, assets or equity interests to a Lien, except (A) for sales of current assets in the ordinary course of business consistent with past practice, (B) for Permitted Encumbrances, (C) for other sales that do not exceed, individually or in the aggregate, Fifty Thousand Dollars ($50,000), and (D) as set forth in Section 4.5(b) of the Seller Disclosure Letter;

(iv)          exercised any option to purchase, sell or lease (whether as lessor or lessee) real property or any option to extend a lease;

(v)           incurred, assumed, or modified any Indebtedness;

(vi)          canceled any debts owed to or claims held by the Company with respect to the Business (including the settlement of any claims or litigation) other than debts owed or claims held which do not exceed Fifty Thousand Dollars ($50,000) in the aggregate, or in the ordinary course of business consistent with past practice;

(vii)         other than as required by applicable Law or the terms of a Material Contract, terminated any Contract that would have been a Material Contract if it were in effect on the date of this Agreement;

(viii)        failed to maintain the existing insurance coverage relating to the Real Property;

(ix)           authorized for issuance, issued, sold or delivered (A) any equity or voting interest in the Company or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any equity or voting interest in the Company, or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any equity or voting interest in the Company;

(x)            split, combined, redeemed, reclassified, purchased or otherwise acquired, directly or indirectly, any equity or voting interest in the Company, or made any other change in the capital structure of the Company;

(xi)           acquired any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(xii)          made any capital expenditure or commitment therefor, entered into any capital leases or otherwise acquired any assets or properties, except as set forth in Section 4.5 of the Seller Disclosure Letter;

(xiii)         modified or rescinded any of the Company Permits, or failed to use good faith efforts to obtain any renewal or extension, as may be required by Law, of any Company Permits;

(xiv)        subjected the Company to any bankruptcy, receivership, insolvency or similar proceedings;

(xv)         made any change in any method of accounting or auditing practice other than those required by GAAP;

(xvi)        except as required by applicable Law, prepared or filed any Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods which would have the effect of deferring income to periods for which Buyer is liable pursuant to Section 6.12 or accelerating deductions to periods for which the Company is liable pursuant to Section 6.12);

(xvii)       made any loans, advances or capital contributions to, or investments in, any other Person;

(xviii)      entered into any transaction with any Affiliate or Affiliated Person, except as set forth in Section 4.6 of the Seller Disclosure Letter;

(xix)         adopted or, except as required by applicable Law, amended any Company Benefit Plan;

(xx)          except (A) as required by any Contract or any Company Benefit Plan, in each case, as in effect at such time, (B) as required by applicable Law at such time, or (C) for the Stay Bonuses, awarded or increased any bonuses, salaries, severance, pension or other compensation or benefits to any Employee, officer, director, independent contractor or consultant or entered into or amended or modified any employment, severance or similar Contract with any Employee, or taken any action to accelerate the vesting or payment of any compensation or benefit for any Employee, officer, director, independent contractor or consultant;

(xxi)         declared or paid any dividends or distributions on or in respect of any of its capital stock; or

(xxii)        authorized, committed or agreed to take any of the foregoing actions.

Section 4.6             Affiliate Transactions

Except as set forth in Section 4.6 of the Seller Disclosure Letter, no current or former Affiliate of the Company or, to Seller’s Knowledge, an immediate family member of any of the foregoing (each, an “Affiliated Person”) (i) is a party to any Contract with the Company, (ii) owns any asset, tangible or intangible, that is used in the Business, or (iii) has any cause of action or other claim whatsoever against, or owes any amount to, the Company.  Except as set forth in Section 4.6 of the Seller Disclosure Letter, no current Affiliate of the Company has any direct or indirect material interest in, or is or was, a director, officer or employee of any Person that is, a supplier, lessor, lessee, debtor, creditor or competitor of, the Company.  To Seller’s Knowledge, no Employee is a relative of any Affiliate of the Company.  Section 4.6 of the Seller Disclosure Letter sets forth a description of all material services provided by any Affiliate of the Company to the Company.  Section 4.6 of the Seller Disclosure Letter also sets forth a description of all material services provided by the Company to any Affiliate of the Company, and the manner in which the Company has been compensated for the costs of providing such services.

Section 4.7             Title to Assets; Availability of Assets

(a)           Except with respect to the Real Property, which is the subject of the representations in Section 4.17(a), except with respect to assets leased by or licensed to the Company, and, except as set forth in Section 4.7(a) of the Seller Disclosure Letter, the Company has good and marketable title to all of its other tangible assets reflected on the Latest Audited Company Balance Sheet, free and clear of all Encumbrances, except for Permitted Encumbrances.  Section 4.7(a) of the Seller Disclosure Letter contains a list and description of the material assets owned or leased by the Company as of August 31, 2011.

(b)           Except as set forth in Section 4.7(b) of the Seller Disclosure Letter, the assets and properties owned or leased by the Company constitute in all material respects all the assets and properties used in or necessary for the operation of the Business as currently conducted and are in serviceable condition (subject to normal wear and tear).

Section 4.8             Personal Property

Section 4.8 of the Seller Disclosure Letter contains a true and correct list and description of each lease or other agreement or right, whether written or oral (showing in each case the annual rental, the expiration date thereof and a brief description of the property covered), under which the Company is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third Person, except for any such lease, agreement or right that is terminable by the Company without penalty or payment on notice of forty-five (45) days or less or which involves, individually or in the aggregate, the payment by the Company of rentals of less than Fifty Thousand Dollars ($50,000) per year.  Notwithstanding the foregoing, Section 4.8 of the Seller Disclosure Letter contains a list and description of all leases or other agreements with respect to slot machines, gaming devices, or slot systems without reference to any monetary amount (“collectively, the “Seller Leased Gaming Devices”).  In addition, Section 4.8 of the Seller Disclosure Letter sets forth a list of all day rate leased machines and devices and participation leased machines and devices available for purchase, including (if applicable) the contracted purchase date and purchase price for each such machine and device.  Each lease or other arrangement or right is valid and, other than purchase options that have not yet been exercised, binding on the Company in accordance with its terms and in full force and effect.  Neither the Company nor, to Seller’s Knowledge, any other party thereto, is in breach of or default under (or is alleged to be in breach of or default under), or has provided or received any notice of any intention to terminate, any such lease or other arrangement or right.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any such lease or other arrangement or right or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.  Complete and correct copies of each lease or other arrangement or right listed in Section 4.8 of the Seller Disclosure Letter (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer.  For the avoidance of doubt, the execution of this Agreement or the consummation of any of the transactions contemplated by this Agreement shall not be deemed to cause or constitute a breach under any lease or other arrangement or right listed in Section 4.8 of the Seller Disclosure Letter for purposes of this Agreement.

Section 4.9             Intellectual Property

(a)           Section 4.9(a) of the Seller Disclosure Letter contains a correct and complete list of all the following that are owned by the Company:  (i) all issued United States and foreign patents and pending patent applications or other registrations or issuances with a Governmental Entity of Intellectual Property, (ii) all registered and unregistered, but applied for, United States, state and foreign trademarks, service marks, certification marks, trade dress, trade names, brand names, slogans, logos and Internet domain names and all pending applications for registration of the same, (iii) all registered and unregistered, but applied for, United States and foreign copyrights and pending applications for registration of the same, and (iv) all material computer software used in connection with the operation of the Business as presently conducted.

(b)           Except as set forth in Section 4.9(b) of the Seller Disclosure Letter, the Company owns, free and clear of all Liens, other than Permitted Encumbrances, all right, title and interest in and to, or has the right to use, all Company Intellectual Property.  The Company Intellectual Property constitutes all of the Intellectual Property necessary to engage in the Business as it is currently conducted.  Except as set forth in Section 4.9(b) of the Seller Disclosure Letter, there are no Legal Proceedings against the Company presently pending, or, to Seller’s Knowledge, threatened in writing against the Company (i) challenging the ownership, use, validity, enforceability or registrability of any of the Company Intellectual Property owned by the Company; (ii) alleging that the Company infringes, misappropriates or violates any Third Party Intellectual Property; or (iii) challenging the license or legally enforceable right of the Company to use Third Party Intellectual Property.

(c)           Except as set forth in Section 4.9(b) of the Seller Disclosure Letter, to Seller’s Knowledge, the Company has not infringed, misappropriated or violated, and the operation of the Business as currently conducted does not infringe, misappropriate or violate, any Third Party Intellectual Property, and neither the Company nor Seller has received any written notices or threats regarding any of the foregoing.  Except as set forth in Section 4.9(c) of the Seller Disclosure Letter, to Seller’s Knowledge, no third party has infringed, misappropriated or violated any of the Company Intellectual Property owned by the Company or is currently doing the same.  The Company has taken commercially reasonable measures to protect, through the use of customary non-disclosure agreements and other security measures, the secrecy and confidentiality of all confidential information and Trade Secrets (including any Intellectual Property that constitutes a Trade Secret) that the Company owns or which is used in the Business as currently conducted.  To Seller’s Knowledge, such confidential information has not been used, disclosed to or discovered by any Person, except pursuant to non-disclosure agreements which have not been breached.

(d)           All information technology and computer systems relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Business perform, without material disruption, the information technology operations necessary to conduct the Business as currently conducted in all material respects.

(e)           The Company Intellectual Property includes, but is not limited to, all right, title and interest in and to (i) the “Riviera Player’s Club” for the Business (the “Player’s Club”) as described on Page 39 of the “Riviera Black Hawk Casino, May 2011, Confidential Information Memorandum” (the “CIM”), and (ii) the Player’s Club database for the Business (the “Player’s Club Database”), described on pages 39 and 40 of the CIM, containing approximately 320,000 total members as of April 1, 2011 and a proprietary listing of names, mailing addresses, telephone numbers, facsimile numbers, email and other electronic addresses, and historical player tracking data at least dating back to 2009, in each case, as applicable, for all members of the Player’s Club (and any names and contact information added to the Player’s Club Database through the Closing Date).

Section 4.10           Material Contracts

(a)           Section 4.10(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement, each Contract to which the Company is a party or by which it is otherwise bound:

(i)            for the purchase, sale or lease (whether as lessor or lessee) of real property or any option to purchase or sell real property,

(ii)           for capital expenditures or other purchase of any materials, supplies, equipment, other assets or properties, or services that requires an annual expenditure by the Company of more than Fifty Thousand Dollars ($50,000) for any project or series of related projects (or groups of related Contracts therefor),

(iii)          providing for the acquisition or disposition of any assets, in each case involving more than Fifty Thousand Dollars ($50,000),

(iv)          for the lease or sublease of personal property involving an annual base rental payment of more than Fifty Thousand Dollars ($50,000),

(v)           related to the licensing of Third Party Intellectual Property, other than commercially available software licensed under a shrink-wrap or click-through license agreement, material to the operation of the Business as presently conducted,

(vi)          relating to Indebtedness of the Company with a principal balance in excess, individually or in the aggregate, of Fifty Thousand Dollars ($50,000),

(vii)         limiting the ability of the Company to engage in any line of business or compete with any Person,

(viii)        between the Company and any of the Company’s Affiliates or Affiliated Persons,

(ix)           with any current or former officer, manager or director of the Company that provides for any payment of cash or equity securities (other than de minimis cash payments),

(x)            granting or evidencing a Lien (other than Permitted Encumbrances) on any assets owned by the Company and used in the Business,

(xi)           involving a loan or advance to, or investment in, any Person, other than reasonable expense advances in the ordinary course of business,

(xii)          under which any Person guarantees or guaranteed Indebtedness of the Company,

(xiii)         that by its terms (A) calls for aggregate payments or receipt by the Company under such Contract of more than Fifty Thousand Dollars ($50,000) in 2011 or which

Seller or the Company reasonably anticipates will involve the payment or receipt by the Company of more than Fifty Thousand Dollars ($50,000) in 2011 and (B)(1) extends beyond June 1, 2012 or (2) cannot be terminated with less than forty-five (45) days’ notice, or

(xiv)        any material Contract not made in the ordinary course of business consistent with past practice.

(b)           True, correct and complete copies of each Contract required to be listed in Section 4.10(a) of the Seller Disclosure Letter or each contract entered into after the date of this Agreement of the type described in Section 4.10(a) (each, a “Material Contract”) have been, or, in the case of contracts entered into after the date of this Agreement of the type described in Section 4.10(a), will be, made available to Buyer.  Each Material Contract is valid and binding upon the Company (and, to Seller’s Knowledge, on all other parties thereto) in accordance with its terms.  Each Material Contract is in full force and effect and (i) there is no actual or, to Seller’s Knowledge, alleged breach or violation of or default by the Company under any of the Material Contracts, (ii) to Seller’s Knowledge, there is no breach, violation of or default by any other Person under any of the Material Contracts, (iii) except as set forth in Section 4.10(b) of the Seller Disclosure Letter, no breach or violation of or default of, or right of termination will occur under any Material Contract due to the execution or delivery of this Agreement, or consummation of the transactions contemplated by this Agreement, and (iv) to Seller’s Knowledge, there exists no event, occurrence, condition or act which, with notice or lapse of time or both or the happening of any other event or condition, would constitute a breach, violation or default of, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of a Lien, prepayment or acceleration under, any of the Material Contracts.  None of ROC, RHC or the Company is, as of the date of this Agreement, renegotiating any of the Material Contracts, except in the ordinary course of business.

Section 4.11           Litigation

Except as set forth in Section 4.11 of the Seller Disclosure Letter, there are no pending Legal Proceedings or series of related Legal Proceedings that have been commenced, or to Seller’s Knowledge, threatened, by or against ROC, RHC or the Company that relate to the Business.  Except as set forth in Section 4.11 of the Seller Disclosure Letter, since April 1, 2011, none of ROC, RHC or the Company has settled, through monetary payment or otherwise, any Legal Proceeding.

Section 4.12           Environmental Matters

Except as disclosed in Section 7 of the June 26, 2007 Phase I Environmental Site Assessment performed for the Real Property by Western Technologies, Inc. and Section 9 of the September 19, 2011 Phase I Environmental Site Assessment performed for the Real Property by Blackstone Consulting LLC (the “Blackstone Phase I”):

(a)           The Company is in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company of all Company Permits required under applicable Environmental Laws for the operation of the Real Property, and compliance with the terms and conditions thereof), except for non-compliance which has not had, or would not reasonably be expected to have, a Company Material Adverse Effect;

(b)           To the actual present knowledge (without any duty of additional due diligence or inquiry) of Andy Choy, Larry King, Tullio Marchionne, Nicholas Polcino, Mike

Trachbrodt or Briceson Kahler, (i) no condition subject to regulation under Environmental Laws exists at the Real Property, and (ii) there has been no Release of Hazardous Materials from or to, and no Hazardous Materials exist on, under, at or adjacent to the Real Property in a quantity or condition, which has had, or would reasonably be expected to have, a Company Material Adverse Effect;

(c)           There is no Environmental Claim pending or, to Seller’s Knowledge, threatened, against the Company or the Real Property and, to Seller’s Knowledge, there are no facts or conditions that would reasonably be expected to result in any Environmental Claim related to the Company or the Real Property;

(d)           The Company has not assumed, either by contract or by operation of Law, any material Liability of any third party arising under or related to Environmental Laws; and

(e)           Set forth in Section 4.12(e) of the Seller Disclosure Letter is a full and complete list of all reports, studies and related documentation produced or delivered at the direction of the Company since June 26, 2007 relating to environmental conditions, Environmental Laws or Environmental Claims involving the Company or the Real Property (including any Phase I or Phase II inspections), and accurate and complete copies of such reports, studies and related documentation have been delivered to Buyer.  In addition, Section 4.12(e) of the Seller Disclosure Letter contains a list of all other reports, studies and related documentation relating to environmental conditions, Environmental Laws or Environmental Claims involving the Company or the Real Property that Seller has delivered to Buyer.  The copies of such reports, studies and related documentation delivered to Buyer are accurate and complete.

Section 4.13           Permits; Compliance with Laws

(a)           The Company holds all material permits, registrations, findings of suitability, licenses, temporary licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities (including all authorizations under Gaming Laws), necessary to conduct the Business, each of which is in full force and effect in all material respects (the “Company Permits”).  Except as set forth in Section 4.13 of the Seller Disclosure Letter, the Company is in compliance with the terms of the Company Permits, including each of the conditions that are applicable and binding on the Company contained in the Gaming License.  The Company is, and since June 1, 2008 has been, in compliance with all applicable Laws (including Gaming Laws), except for non-compliance which has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.  Except as set forth in Section 4.13 of the Seller Disclosure Letter, since June 1, 2008, the Company has not received a written or, to Seller’s Knowledge, oral notice of any investigation or review by any Governmental Entity with respect to the Company or the Real Property.  No event has occurred which permits or is reasonably likely to result in, or upon the giving of notice or passage of time, or both, would permit or would be reasonably likely to result in, revocation, non-renewal, modification, suspension, limitation or termination of any Company Permit that currently is in effect.  Notwithstanding anything contained in this Section 4.13(a), the representations contained in this Section 4.13(a) do not concern environmental matters, labor matters, employee benefits or Taxes, all of which are the subject of the representations in Section 4.12, Section 4.14, Section 4.15 and Section 4.16, respectively.

(b)           Except as set forth in Section 4.13 of the Seller Disclosure Letter, each of the Company’s directors and officers, and Persons performing management functions similar to those officers, with respect to the operation and support of the Business, hold, and, since June 1, 2008, have held, all permits, registrations, findings of suitability, licenses, variances, exemptions, orders and approvals of all Governmental Entities (including authorizations under Gaming Laws) necessary for their conduct of the Business and have otherwise been in compliance with applicable Gaming Laws, except for failures to hold such permits, registrations, findings of suitability, licenses, variances, exemptions, orders and approvals of all Governmental Entities (including authorizations under Gaming Laws) and non-compliance which has not had, or would not reasonably be expected to have, a Company Material Adverse Effect.

(c)           Neither the Company nor, to Seller’s Knowledge, any of the Company’s Representatives, has, directly or indirectly, paid or delivered any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, government official or other Person, in the United States or any other country, in any manner related to the Business, which would be illegal under any applicable Law.

(d)           A true and complete copy of the Gaming License issued to the Company by the Colorado Division of Gaming to conduct gaming operations in the State of Colorado was previously delivered to Buyer.

(e)           The Company is in compliance with all Laws and all judgments applicable to the Company or any assets owned or used by the Company, except for non-compliance which has not had, or would not reasonably be expected to have, a Company Material Adverse Effect, and, except as set forth in Section 4.13 of the Seller Disclosure Letter, neither the Company nor Seller has received, since June 1, 2008, any written communication from a Governmental Entity that alleges that the Company is not in compliance with any Law.

Section 4.14           Labor Matters

(a)           With respect to the Employees, since June 1, 2008, the Company has been and is currently in material compliance with all applicable federal, state, and local laws and regulations with respect to employment and employment practices; terms and conditions of employment; compensation; wages and hours; termination of employment; occupational safety and health requirements and standard practices; and immigration.  The Company is not a party to or otherwise bound by any collective bargaining agreement or any other agreement or understanding with a labor union or labor organization, and, since June 1, 2008, the Company has not been and, to Seller’s Knowledge, is not currently subject to any union organizational activity, request for recognition, or petition for certification of a collective bargaining agent submitted by any labor union or labor organization.  There is no pending or, to Seller’s Knowledge, threatened strike, walkout, work stoppage, picketing, slow-down, or lockout involving the Company, nor are there any employee grievances pending under any previously-established grievance procedure.

(b)           Except as set forth in Section 4.14(b) of the Seller Disclosure Letter, since June 1, 2008, no agency, entity, Person, or group of Persons has filed any formal claim, no formal claim is pending or threatened against the Company, and the Company is not aware of any facts or circumstances that would be reasonably expected to give rise to any claim, arising out of or under any federal, state or local law or regulation relating to fair employment practices; employment discrimination or workplace harassment; payment of wages; occupational safety and health requirements or standards; federal labor law; breach of an actual or implied contract of employment; unjust or wrongful discharge (including any claim of retaliation or whistleblowing); any intentional tort; any claim of negligence; any claim for workers’

compensation benefits or any similar type of benefits in connection with a workplace injury, illness or disease; or any claim for benefits under any employee benefit or employee welfare plan, other than routine claims for benefits by covered persons.

(c)           Section 4.14(c) of the Seller Disclosure Letter contains a list of (i) all Employees as of April 30, 2011, including their respective job titles, dates of hire, then current base salaries, and any bonus amounts paid in 2010 (shown separately); (ii) all Employees or former employees of the Company paid at an annual rate in excess of Seventy-Five Thousand Dollars ($75,000) who have terminated or given notice of their intention to terminate their relationship with the Company since December 31, 2010 through the date of this Agreement; and (iii) any increase, effective after December 31, 2010, in the rate of compensation of any Employees if such increase exceeds 10% of the previous annual salary of such Employee.  The employment of each of the Employees is terminable at-will, without cost to the Company.

(d)           With respect to the Employees, except as set forth in Section 4.14(d) of the Seller Disclosure Letter, during the ninety (90)-day period immediately preceding the Closing, the Company has not implemented any exit incentive or other employment termination program (as those terms are referred to in 29. U.S.C. 626(f)(1)(H)) for any group or class of Employees, nor implemented any plant closing or mass layoff (as those terms are defined in the WARN Act), nor terminated the employment of any Employee for any reason other than cause, the Employee’s voluntary departure, or retirement, or otherwise caused any employment loss (as that term is defined in the WARN Act) for any Employee.

Section 4.15           Employee Benefits

(a)           Section 4.15(a) of the Seller Disclosure Letter sets forth an accurate and complete list of all (i) “employee welfare benefit plans,” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), (ii) “employee pension benefit plans,” within the meaning of Section 3(2) of ERISA, and (iii) all other benefit plans, programs, arrangements, agreements and/or practices providing bonus, equity option, equity purchase, incentive, fringe benefit, profit-sharing, pension or retirement, deferred compensation, medical, life insurance, disability, accident, salary continuation, employment, consulting, severance, accrued leave, vacation, sick pay, sick leave, supplemental retirement or unemployment benefits sponsored or maintained by the Company, or to which the Company contributes to (or is required to contribute to), for the benefit of any employee of the Company (each, an “Employee,” and collectively, the “Employees”) (all of the foregoing plans, programs, arrangements, agreements and practices, the “Company Benefit Plans”).

(b)           With respect to each Company Benefit Plan, to the extent applicable, Seller has made available to Buyer true and complete copies of the Company Benefit Plans and all the amendments thereto, together with true and complete copies of (i) any associated trust, custodial, insurance or service agreements, (ii) a written summary of each unwritten Company Benefit Plan, (iii) the two (2) most recent annual reports (Form 5500) and all required attachments thereto, (iv) the two (2) most recent audited financial statements prepared for each Form 5500, as applicable, (v) the most recent summary plan description or other written explanation of each such plan distributed to participants or beneficiaries, and (vi) in the case of any plan that is intended to be qualified under Section 401(a) of the Code, the most recently received IRS determination or opinion letter.

(c)           Except as set forth in Section 4.15(c) of the Seller Disclosure Letter, each Company Benefit Plan is and has heretofore been maintained and operated in material compliance with the terms of such Company Benefit Plan and with the material requirements prescribed by applicable Laws except for non-compliance which has not resulted, or would not reasonably be expected to result, in liability or expense to the Company.  Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code and exempt from taxation under Section 501(a) of the Code has been determined by the IRS to be so qualified, or the Company may rely on an advisory opinion issued to the master and prototype sponsor or volume submitter for the plan documents under which such Company Benefit Plan is maintained, and nothing has occurred since the date of such determination or opinion that would reasonably be expected to adversely affect such qualification.

(d)           The Company does not participate, and has not ever participated, in any employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) that is covered or previously was covered by Title IV of ERISA, including any defined benefit plan, as defined in Section 3(35) of ERISA, or a “multiemployer plan,” as defined in Section 4001(a)(3) of ERISA, or is subject to Section 412 or 430 of the Code or Section 302 of ERISA.  No Company Benefit Plan is a multiple employer welfare arrangement, as defined in Section 3(40)(A) of ERISA.  There has been no failure of a Company Benefit Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code) which would be reasonably expected to result in material liability to the Company.

(e)           With respect to any Company Benefit Plan, there are no pending or, to Seller’s Knowledge, threatened, actions, suits or claims by or on behalf of any such Company Benefit Plan, by any employee or beneficiary covered under any such Company Benefit Plan, or otherwise involving any such Company Benefit Plan (other than routine claims for benefits arising in the ordinary course).

(f)            With respect to each Company Benefit Plan, all amounts which the Company is required to have paid under applicable Law or under such Company Benefit Plan or any agreement relating to such Company Benefit Plan as contributions or premiums thereunder for all periods ending prior to or as of the Closing shall have been paid or properly accrued on the Pre-Closing Balance Sheet, or will be properly accrued on the Closing Balance Sheet.

(g)           The Company has no obligation under any Company Benefit Plan or otherwise to provide post-employment or retiree welfare benefits (other than with respect to accrued vacation) to any former employee or any other Person, except as required by applicable Laws or for death benefits or retirement benefits under any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA).

(h)           To Seller’s Knowledge, except as set forth in Section 4.15(h) of the Seller Disclosure Letter, none of the Company, any of the Company Benefit Plans which are subject to ERISA, or any trusts created under any of the Company Benefit Plans, any officer of the Company nor any trustee or administrator of any of the Company Benefit Plans has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility, in each case, which has resulted, or would reasonably be expected to result, in liability to the Company.

(i)            Any arrangement of the Company that is subject to Section 409A of the Code has been administered in material compliance with the requirements of Section 409A of the Code and has been amended to comply with the material requirements of the final regulations under Section 409A of the Code, except for such failures to do so which have not resulted, or would not reasonably be expected to result, in liability or expense to the Company.  The Company does not have any obligation to provide any gross-up payment to any individual with respect to any income tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.

(j)            The execution, delivery and performance by ROC and RHC of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the terms of this Agreement will not, by themselves, (i) entitle any Employee or officer or director of the Company to any severance, transaction bonus, retention or other payment other than the Stay Bonuses, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Company Benefit Plan, or (iii) result in any breach or violation of, or a default under, any Company Benefit Plan.

Section 4.16           Taxes

(a)           Except as set forth in Section 4.16(a) of the Seller Disclosure Letter, each of ROC, RHC and the Company, as the case may be, have filed all Tax Returns that they were required to file under applicable Laws with respect to the Company.  Except as set forth in Section 4.16(a) of the Seller Disclosure Letter, all such Tax Returns were correct and complete in all material respects and were prepared in compliance with all applicable Laws.  Except as set forth in Section 4.16(a) of the Seller Disclosure Letter, all Taxes due and owing by ROC, RHC and the Company (whether or not shown on any Tax Return) have been paid.  Except as set forth in Section 4.16(a) of the Seller Disclosure Letter, ROC, RHC and the Company are not currently the beneficiary of any extension of time within which to file any Tax Return.  No claim has been made since December 31, 2007 by a Tax authority in a jurisdiction where ROC, RHC and the Company do not file Tax Returns that ROC, RHC and/or the Company are or may be subject to taxation by that jurisdiction.  There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of ROC, RHC and/or the Company.

(b)           Each of ROC, RHC and the Company have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party with respect to the Company, and all Forms W-2 and 1099 (and any state or local equivalent or similar forms) required with respect thereto have been properly completed and timely filed.

(c)           Section 4.16(c) of the Seller Disclosure Letter sets forth a list of all federal, state, local, and foreign income Tax Returns filed with respect to the Company for taxable periods ended on or after December 31, 2007, indicates whether those Tax Returns have been or are currently being audited, and indicates whether the Company has received notice that any of those Tax Returns will be the subject of an audit.  Seller has delivered to Buyer correct and complete copies of all federal and state income or franchise Tax Returns, information document requests, examination reports, notices of proposed adjustment or deficiency and statements of deficiencies assessed against or agreed to by the Company filed or received since December 31, 2007.

(d)           None of ROC, RHC or the Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(e)           The Company is not a party to any agreement, contract, arrangement or plan that has resulted, or would be reasonably expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of Tax Law).

(f)            The Company has disclosed on its federal income Tax Returns all positions taken therein that would be reasonably expected to give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g)           Except as set forth in Section 4.16(g) of the Seller Disclosure Letter, the Company is not a party to or bound by any Tax allocation or sharing agreement.

(h)           The Company (i) except for being a member of a consolidated filing with Seller as the common parent, has not been a member of an affiliated group (within the meaning of Section 1504(a)(1) of the Code) filing a consolidated federal income Tax Return, and (ii) has no Liability for the Taxes of any Person (other than the Company) under Treasury Regulation § 1.1502-6 (or any similar provision of Law), as a transferee or successor, by contract, or otherwise.

(i)            Except as set forth in Section 4.16(i) of the Seller Disclosure Letter, the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code.

(j)            The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)           The Company has not engaged in or otherwise participated in any “listed transaction” or “reportable transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation § 1.6011 4(b)(2).

(l)            The Company has not received any private letter ruling from the Internal Revenue Service (or any comparable ruling from any other Tax authority).

Section 4.17           Real Property

(a)           Section 4.17(a) of the Seller Disclosure Letter contains the address and description of the Real Property and a list of all Liens recorded against the Real Property (the “Real Property Liens”).  With respect to the Real Property:

(i)            the Company has insurable fee simple title, free and clear of all occupancies, tenancies, Liens or other encumbrances, covenants or restrictions, except Permitted Encumbrances and Real Property Liens;

(ii)           the buildings, structures and other improvements on the Real Property (collectively, the “Structures”) have access to all utilities and contain all heating, cooling, plumbing, security and other material systems required by any applicable Law, sufficient for the current use and operation thereof, and all such systems are in good working condition;

(iii)          none of the Structures or the conduct of the Company’s business therein, violates any easement, or restrictive covenant applicable to the Company or the Real Property;

(iv)          none of ROC, RHC or the Company has received written notice of any current or pending material regulatory proceedings or administrative actions relating to any portion of the Real Property;

(v)           none of ROC, RHC or the Company has received any written notice of any, and, to Seller’s Knowledge, there is no, violation of any applicable land use, health and building ordinances, or permits issued in connection therewith, relating to the Real Property and the use thereof;

(vi)          the current uses of the Real Property are permitted under applicable zoning Laws and regulations;

(vii)         there are no pending, or, to Seller’s Knowledge, threatened condemnation proceedings relating to the Real Property;

(viii)        no portion of the Real Property is taxed on a combined basis with any real property that does not constitute part of the Real Property, and there are no special, general or other assessments pending, threatened against or affecting the Real Property;

(ix)           except as disclosed in Section 4.17(a) of the Seller Disclosure Letter, the Structures are adequate to meet the present requirements of the Company, and are free of material defects, including, without limitation, erosion, drainage or soil problems, physical, structural, construction, mechanical or electrical defects, or defects in the parking lot pavement, apart from ordinary wear and tear and other matters which would not reasonably be expected to cost more than One Hundred Thousand Dollars ($100,000) in the aggregate to replace, repair or restore;

(x)            except as set forth in Section 4.17(a) of the Seller Disclosure Letter, the Company has not leased or otherwise granted to any Person the right to use or occupy the Real Property or any portion thereof or interest therein;

(xi)           there are no outstanding options, rights of first offer or rights of first refusal to purchase the Real Property or any portion thereof or interest therein; and

(xii)          all sums due for work that has been performed on the Real Property, other than work performed at the direction of Buyer, Parent or any of their Affiliates or Representatives, and materials furnished in connection therewith which might, in any circumstances, give rise to a mechanic’s or materialman’s lien either have been paid or, as to work already completed but not yet invoiced for as of the date of this Agreement or that is presently in progress, Seller will promptly make payment as payment becomes due, and all necessary waivers of rights to mechanic’s or materialman’s liens either have been obtained or, as to work already completed but not yet invoiced for as of the date of this Agreement or work that is presently in progress, Seller will promptly obtain such waivers as such work is completed.

(b)           The Company does not lease any real property.

(c)           The Company does not hold any options or rights to acquire any real property.

Section 4.18           Insurance

Set forth in Section 4.18 of the Seller Disclosure Letter is an accurate and complete list of each insurance policy which covers the Company or its business, properties or assets or the Employees.  Such policies are in full force and effect, and all premiums thereon have been paid, financed or deferred as permitted by the applicable insurance company.  The Company has not received any written or, to Seller’s Knowledge, oral, notice of cancellation or non-renewal of any such policy or arrangement.  The execution and delivery of this Agreement by ROC and RHC and the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements will not conflict with, require the consent or approval of any insurer under, or result in any breach or violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a benefit under, any of the insurance policies required to be listed on Section 4.18 of the Seller Disclosure Letter.  Seller has delivered to Buyer full, complete and correct copies of all materials required to be listed on Section 4.18 of the Seller Disclosure Letter.

Section 4.19           Brokers

Except for Houlihan Lokey, Inc., a California corporation (the “Broker”), none of ROC, RHC, the Company or any of their respective Affiliates has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.  Seller, or an Affiliate of Seller, shall have the sole obligation to pay the Broker any and all fees, commissions and finder fees in connection with this transaction.

Section 4.20           Specially Designated Nationals and Blocked Persons

None of ROC, RHC, the Company or any holder of any equity or other interest in ROC or RHC is listed on the Specially Designated Nationals and Blocked Person List or other similar lists maintained by the Office of Foreign Assets Control, the Department of the Treasury or included in any executive orders.

Section 4.21           Internal Controls and Procedures

The Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls that provide assurance that: (a) transactions are executed with management’s authorization; (b) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (c) the reporting of its assets is compared with existing assets at regular intervals;

and (d) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

Section 4.22           Sufficiency of Assets and Contracts

After giving effect to the Closing, other than pursuant to the License Agreement or the Transition Services Agreement, the Company will own or license, lease from or contract with a Person that is not an Affiliate of RHC all assets and rights (including, without limitation, Intellectual Property, the Real Property, tangible personal property, the Material Contracts and leases) that are reasonably necessary for the conduct of its business in substantially the same manner as presently conducted.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Each of Buyer and Parent, jointly and severally, hereby represents and warrants to Seller as follows:

Section 5.1             Organization

Parent is duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all requisite power and authority to carry on its business as now being conducted.  Buyer is duly organized, validly existing and in good standing under the Laws of its state of incorporation and has all requisite power and authority to carry on its business as now being conducted.  Buyer is a wholly-owned subsidiary of Parent.

Section 5.2             Authority; No Conflict; Required Filings and Consents

(a)           Each of Buyer and Parent has all requisite power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated by this Agreement.  The execution and delivery of this Agreement by Buyer and Parent and the Ancillary Agreements to which they are a party and the consummation by Buyer and Parent of the transactions contemplated by this Agreement and the Ancillary Agreements to which they are a party have been duly authorized by all necessary corporate action on the part of Buyer and Parent.  Each of this Agreement and the Ancillary Agreements to which they are a party, has been, or, as applicable, will be prior to Closing, duly executed and delivered by Buyer and Parent and, assuming the valid execution and delivery by all counterparties thereto, will constitute a valid and binding agreement of Buyer and Parent enforceable against Buyer and Parent, respectively, in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other Laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b)           The execution and delivery of this Agreement by Buyer and Parent does not, and the consummation by Buyer of the transactions contemplated by this Agreement will not, (i) conflict with, or result in any violation or breach of, any provision of the articles of incorporation, bylaws or other organizational document of Buyer or Parent, (ii) result in any violation or breach of, conflict with or constitute (with or without notice or lapse of time, or both) a default (or give rise to a right of termination, cancellation, payment or acceleration of any obligation or loss of any material benefit) under, require a consent or waiver under, or result in the creation of any Lien on any of the properties of Buyer or Parent under, any of the terms, conditions or provisions of any material Contract or obligation to which Buyer or Parent is a party or by which either of them or any of their respective properties or assets may be bound, or (iii) subject to the governmental filings and other matters referred to in Section 5.2(c), contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity or any other Person the right to revoke, withdraw, suspend, cancel, terminate or modify, in each case in any material respect, any permit, concession, franchise, license, judgment or Law applicable to Buyer, Parent or any of their respective properties or assets.

(c)           No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Buyer or Parent in connection with the execution and delivery of this Agreement by Buyer or Parent or the consummation by Buyer or Parent of the transactions contemplated by this Agreement, except for (i) any Gaming Approvals or filing of notices required under the Gaming Laws or by any Gaming Authority, (ii) all required filings under the HSR Act being made and any waiting periods thereunder being terminated or expiring, (iii) such consents, approvals, findings, orders, authorizations, permits, filings, declarations and registrations related to, or arising out of, compliance with any Laws regulating the consumption, sale or serving of alcoholic beverages or the renaming or rebranding of the operations on the Real Property, (iv) such other consents, approvals, findings, orders, authorizations, permits, filings, declarations and registrations as may be required under the Laws of any jurisdiction in which Buyer or Parent conducts any business or owns any property or assets, the absence of which would not be reasonably expected to delay or prevent the consummation of the transactions contemplated by this Agreement, and (v) any consents, approvals, findings, orders, authorizations, permits, filings, declarations and registrations required to be obtained by Seller or any of its Subsidiaries, their respective Affiliates and Gaming Representatives and their respective Affiliates’ Gaming Representatives (including Gaming Approvals).

Section 5.3             Additional Compliance Matters

(a)           Neither Parent nor Buyer has ever been denied, or had limited, terminated, suspended or revoked or voluntarily or otherwise withdrawn an application for, a gaming license by any Governmental Entity or had any disciplinary action taken against any gaming license in any jurisdiction, foreign or domestic.  None of Parent’s, Buyer’s or any of their Affiliates’ respective Gaming Representatives who are required to be licensed or found suitable under Gaming Laws in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement has ever been denied, or had limited, terminated, suspended or revoked or voluntarily or otherwise withdrawn an application for, a gaming license by any Governmental Entity.  Parent, Buyer and each of their respective Affiliates and Gaming Representatives and their respective Affiliates Gaming Representatives who are required to be licensed or found suitable under Gaming Laws in connection with the execution of this Agreement or the consummation of the transactions contemplated by this Agreement are in good standing with the Gaming Authorities in each of the jurisdictions in which Parent, Buyer or any of their respective Affiliates owns or operates gaming facilities.

(b)           To Buyer’s Knowledge, none of Parent’s, Buyer’s or any of their Affiliates’ respective Gaming Representatives who are required to be licensed or found suitable under Gaming Laws in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement has ever been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding that constituted a felony under the Laws of any jurisdiction or constituted a misdemeanor involving a gambling-related offense or theft by deception offense (including embezzlement and other thefts using fraud, trickery, scams, con game, illegal schemes, etc.), or involving fraud or misrepresentation (including bad checks, fraud, forgery, perjury, tax or welfare fraud and crimes involving false documentation).

Section 5.4             Compliance with Gaming and Liquor License Laws

(a)           Parent, Buyer and each of their Subsidiaries, and to Buyer’s Knowledge, each of such entity’s respective Gaming Representatives who are required to be licensed or found suitable under Gaming Laws or applicable liquor licensing Laws in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement currently hold all material permits, registrations, findings of suitability, licenses, temporary licenses, variances, exemptions, certificates of occupancy, orders and approvals of all Governmental Entities under the Gaming Laws and applicable liquor licensing Laws necessary to conduct the current business and operations of such entities, each of which is in full force and effect in all material respects (collectively, the “Buyer Permits”), and, no event has occurred that (with or without the giving of notice or passage time, or both) permits revocation, non-renewal, modification, suspension, limitation or termination of any Buyer Permit held by Buyer, Parent or any of their Subsidiaries or, to Buyer’s Knowledge, of any Buyer Permit held by any Gaming Representative who is required to be licensed or found suitable under Gaming Laws or applicable liquor licensing Laws in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement of Buyer, Parent or any of their Subsidiaries, in each case that currently is in effect.  Parent and each of its Subsidiaries, and, to Buyer’s Knowledge, each of their respective Gaming Representatives who is required to be licensed or found suitable under Gaming Laws or applicable liquor licensing Laws in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement, is currently in compliance, in all material respects, with the terms of the Buyer Permits.

(b)           Neither Parent, Buyer nor any of their respective Subsidiaries has received written notice of any material investigation or review by any Governmental Entity under any Gaming Law with respect to Parent, Buyer or any of their Subsidiaries that is pending, and, to Buyer’s Knowledge, no material investigation or review is threatened, nor has any Governmental Entity indicated any intention to conduct the same.

(c)           Neither Parent, Buyer nor any of their respective Subsidiaries, nor, to Buyer’s Knowledge, any director (only with respect to the business of the Buyer or Parent) or officer of Buyer or Parent that is required to be licensed or found suitable under Gaming Laws or applicable liquor licensing Laws has received any material claim, demand, notice, complaint, court order or administrative order from any Governmental Entity in the past five (5) years under, or relating to their respective violation or possible violation of, any Gaming Laws or applicable liquor licensing Laws.

(d)           Neither Buyer nor Parent has any reason to believe that all Gaming Approvals necessary for it to purchase the Purchased Shares, otherwise consummate the transactions contemplated by this Agreement and operate the Business immediately after the Closing will not be obtained in the ordinary course and without unusual delay or expense.

Section 5.5             Securities Act Representations

Buyer is acquiring the Purchased Shares for investment for its own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”).  Buyer has no present intention of selling, granting any participation in, or otherwise distributing any of the Purchased Shares otherwise than pursuant to an effective registration statement under the Securities Act or in a transaction exempt from the registration requirements under the Securities Act and applicable state securities laws.  Buyer has no contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to such Person or to any third Person, with respect to any of the Purchased Shares.

Section 5.6             Available Funds

Buyer and/or Parent will have sufficient funds on hand and available at the Closing to pay the Purchase Price in full and to otherwise permit Buyer to consummate the transactions contemplated by this Agreement.  Buyer has delivered to Seller true, complete and correct signed counterpart(s) of the Wells Fargo Commitment Letter, dated as of August 23, 2011, by and among Wells Fargo Bank, N.A., Parent and Parent’s Subsidiary, Golden Road Motor Inn, Inc. (the “Wells Fargo Commitment Letter”).  The Wells Fargo Commitment Letter is in full force and effect, and is subject to no contingencies or conditions other than those set forth in the Wells Fargo Commitment Letter.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer or Parent under any term or condition of the Wells Fargo Commitment Letter.  Parent has fully paid any and all commitment fees and other fees required by the Wells Fargo Commitment Letter to be paid.

Section 5.7             Litigation

There are no pending Legal Proceedings that have been commenced, or, to Buyer’s Knowledge, threatened, by or against Parent or any of its Subsidiaries before any Governmental Entity, which, if determined adversely, would reasonably be expected to prevent or materially delay Buyer from completing any of the transactions contemplated by this Agreement.

Section 5.8             Brokers

Except for Macquarie Capital, neither Buyer, Parent nor any of their respective Affiliates has employed any broker, financial advisor or finder or incurred any Liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

Section 5.9             Specially Designated Nationals and Blocked Persons

None of Buyer, Parent or any holder of any equity or other interest in Buyer or Parent is listed on the Specially Designated Nationals and Blocked Person List or other similar lists maintained by the Office of Foreign Assets Control, the Department of the Treasury or included in any executive orders.

Section 5.10           No Tax Shelter

Buyer has no plan or intention to take any action with respect to the Company subsequent to the Closing that would cause the transactions contemplated by this Agreement to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in IRS Notices 2001-16 and 2008-111.

Section 5.11           No Additional Representations

Buyer and Parent acknowledge that neither the Company nor Seller has made, nor shall the Company or Seller be deemed to have made, any representation, warranty, covenant or agreement, express or implied, in law or in equity, with respect to Seller, the Company, or any of their respective assets, liabilities or operations, the Business or the transactions contemplated by this Agreement, other than those expressly set forth in Article 4.  ALL IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE ARE EXPRESSLY EXCLUDED.

ARTICLE 6

COVENANTS

Section 6.1             Conduct of Business of the Company

(a)           During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Seller shall (except to the extent that Buyer shall otherwise consent in writing, which consent will not be unreasonably withheld, conditioned or delayed) cause the Company and the Company shall agree to carry on its business diligently in the ordinary course consistent with past practice, pay its debts when due and to pay its Taxes when due, pay or perform its other obligations when due and to use all commercially reasonable efforts to maintain in full effect the Company Permits, keep and maintain the assets used in the Business in good operating condition and repair, maintain the business organization of the Company intact and preserve the goodwill of the suppliers, contractors, licensors, Employees, customers, distributors and others having business relations with the Company, make available to Buyer and Parent Nicholas Polcino (or an executive knowledgeable about the Business designated by ROC’s President and Chief Executive Officer should Mr. Polcino become unavailable for reasons beyond the control of Mr. Polcino or the Company), upon reasonable prior notice to ROC’s President and Chief Executive Officer, Andy Choy, and in a manner that reasonably minimizes the interference with Mr. Polcino’s performance of his duties to the Company and the disruption to the Company’s business activities, and not terminate the services of Mr. Polcino.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, Seller shall not, and shall cause the Company and its respective Affiliates not to, and the Company agrees not to, attempt to persuade or solicit any Employee, or any individual who devotes a majority of his or her time to the Business, not to continue his or her employment or engagement, as the case may be, with the Company after the Closing.

(b)           Without limiting the generality of Section 6.1(a), except as required by applicable Law, required by this Agreement or as set forth in Exhibit E, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, without the written consent of Buyer (which will not be unreasonably withheld, conditioned or delayed and which may only be withheld with respect to acts that would be reasonably expected to have a Company Material Adverse Effect), Seller agrees that it will cause the Company, and the Company agrees, not to:

(i)            make any fundamental change in the Business or operations of the Company with respect to the Business;

(ii)           adopt any amendment to its Articles of Incorporation, Bylaws or other applicable governing documents;

(iii)          sell, pledge, lease, dispose of, grant or encumber any of its property, including the Real Property, or any of its assets or equity interests in any other Person, except for (A) sales of current assets in the ordinary course of business consistent with past practice, (B) Permitted Encumbrances and (C) other sales that do not exceed, individually or in the aggregate, Fifty Thousand Dollars ($50,000);

(iv)          exercise any option to purchase, sell or lease (whether as lessor or lessee) real property or any option to extend a lease of real property (except for any extension of a lease of real property, which, by its terms, occurs automatically and which does not change the terms of such lease);

(v)           incur, assume, or modify any Indebtedness;

(vi)          cancel any debts owed to or claims held by the Company with respect to the Business (including the settlement of any claims or litigation) other than debts owed or claims held which do not exceed individually or in the aggregate Fifty Thousand Dollars ($50,000), or in the ordinary course of business consistent with past practice;

(vii)         other than as required by applicable Law or the terms of a Material Contract, materially modify or amend, or terminate any of the Material Contracts other than supplier or vendor contracts for the purchase or lease of goods or services modified, amended or terminated in the ordinary course of business;

(viii)        subject any of its properties, assets or equity interests to a Lien, other than Permitted Encumbrances and Liens in existence on the date of this Agreement;

(ix)           fail to maintain the insurance coverage relating to the Real Property existing as of the date of execution of this Agreement (however, in the event that any such coverage shall be terminated or shall lapse, the Company shall procure substantially similar substitute insurance policies in at least such amounts and against such risks as are currently covered by such policies);

(x)            authorize for issuance, issue, sell or deliver (A) any equity or voting interest in the Company or (B) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire either (1) any equity or voting interest in the Company, or (2) any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any equity or voting interest in the Company;

(xi)           split, combine, redeem, reclassify, purchase or otherwise acquire, directly or indirectly, any equity or voting interest in the Company, or make any other change in the capital structure of the Company;

(xii)          acquire any business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;

(xiii)       make any capital expenditure or commitment therefor, enter into any capital leases or otherwise acquire any assets or properties, except in accordance with the capital expenditure budget included in Exhibit E;

(xiv)        modify or rescind any of the Company Permits, or fail to use good faith efforts to obtain any renewal or extension, as may be required by Law, of any Company Permits;

(xv)         subject the Company to any bankruptcy, receivership, insolvency or similar proceedings other than the Bankruptcy Case and related payments and transactions;

(xvi)        make any change in any method of accounting or auditing practice other than those required by GAAP;

(xvii)       prepare, amend or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election, or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including positions, elections or methods which would have the effect of deferring income to periods, or otherwise increase Tax liability of a period, for which Buyer is liable pursuant to Section 6.12 or accelerating deductions to periods, or decreasing any tax, attributable to periods, for which the Company is liable pursuant to Section 6.12);

(xviii)      make any loans, advances or capital contributions to, or investments in, any other Person other than advances to Employees for incidental expense reimbursements in the ordinary course of business;

(xix)         enter into any transaction with any Affiliate or Affiliated Person;

(xx)          adopt or, except as required by applicable Law or the terms of any Company Benefit Plan or with respect to amendments that do not materially increase the Company’s expense, or materially decrease the coverage or available benefits under, the applicable Company Benefit Plan, amend any Company Benefit Plan;

(xxi)         except (A) as required by any Contract or any Company Benefit Plan, in each case, as in effect on the date of this Agreement, or (B) as required by applicable Law, award or increase any bonuses (other than the Stay Bonuses), salaries, or other compensation to any Employee, other than any increases in compensation or benefits to non-officer Employees in an aggregate amount not in excess of One Hundred Thousand Dollars ($100,000) (exclusive of applicable payroll taxes and other withholding charges), or enter into or amend or modify any employment, severance or similar Contract with any Employee;

(xxii)        (A) terminate the employment of or hire any individual whose annual compensation exceeds or is reasonably expected to exceed Seventy-Five Thousand Dollars ($75,000), or (B) within ninety (90) days before the expected Closing Date, terminate the employment of more than 10% of the Employees;

(xxiii)       enter into any Contract that would constitute a Material Contract other than supplier or vendor contracts for the purchase or lease of goods or services in the ordinary course of business;

(xxiv)       change in any material respect any of the Company’s current policies or practices relating to the extension of credit to customers;

(xxv)        remove any artwork, collectibles or other memorabilia;

(xxvi)       fail to maintain at least 750 slot machines in operation, of which at least 90 are available for purchase and at least 582 are owned by the Company; provided, however, that the number of slot machines set forth in this Section 6.1(b)(xxvi) shall be reduced to reflect any disposition of slot machines as a result of the Company’s termination of Indebtedness or release of Liens related to slot machines, gaming devices or slot systems requested by Buyer or Parent or required by the terms of this Agreement, but in no event shall the number of slot machines in operation owned by the Company be reduced below 582; or

(xxvii)      authorize, commit or agree to take any of the foregoing actions in respect of which it is restricted by the provisions of this Section 6.1.

Section 6.2             Preserve Accuracy of Representations and Warranties; Update of Seller Disclosure Letter; Notification of Certain Matters

(a)           Each Party shall cause the members of its board of directors or directors and its executive officers to refrain from intentionally taking any action the intent and purpose of which is to render any of its representations or warranties contained in Article 4 or Article 5 to be inaccurate as of the Closing Date (unless such representations or warranties were expressly made as of an earlier date).

(b)           No later than five (5) Business Days prior to the Closing Date, Seller may propose to supplement or amend the Seller Disclosure Letter with respect to any matter arising after the date of this Agreement that is not in existence on the date of this Agreement and that, if existing or occurring on or prior to the date of this Agreement, would have (i) been required to be set forth or described in the Seller Disclosure Letter, or (ii) without such supplement or amendment, rendered inaccurate any representation or warranty made by Seller in this Agreement.  Notwithstanding anything herein to the contrary, no proposed supplement or amendment to the Seller Disclosure Letter requested by Seller shall be effective unless and until it has been approved by Buyer.  Buyer shall approve or reject a request to supplement or amend the Seller Disclosure Letter within five (5) Business Days after notice of such request was given and in no event later than one (1) Business Day before the Closing Date.  If Buyer fails to approve or reject a request to supplement or amend the Seller Disclosure Letter within the time frame set forth in the preceding sentence, Buyer shall be deemed to have accepted such request.  If a proposed supplement or amendment to the Seller Disclosure Letter is approved or deemed approved by Buyer, the proposed supplement or amendment shall be deemed to be incorporated into the Seller Disclosure Letter as if originally included therein, and the Parties shall proceed to the Closing, and the subject matter of the proposed supplement or amendment shall not be the basis for any claim by any Buyer Indemnified Party for indemnification or any other remedy for breach of this Agreement.  If a proposed supplement or amendment to the Seller Disclosure Letter is rejected by Buyer, the proposed supplement or amendment shall not be deemed to be incorporated into the Seller Disclosure Letter.  This Section 6.2(b) shall not apply to Section 4.4(c) of the Seller Disclosure Letter or Section 4.14(d) of the Seller Disclosure Letter, and the Parties agree that Seller shall deliver an updated Section 4.4(c) of the Seller Disclosure Letter to Buyer pursuant to Section 2.6 and that Seller shall deliver Section 4.14(d) of the Seller Disclosure Letter to Buyer at the Closing.

(c)           Each Party shall promptly notify the other of any action, suit or proceeding that shall be instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality of the transactions contemplated by this Agreement.

(d)           During the period prior to the Closing Date, Seller will promptly notify Buyer of (i) any Company Material Adverse Effect, (ii) any fact or circumstance, event or action the existence, occurrence or taking of which has resulted in, or would reasonably be expected to result in, any representation or warranty made by Seller contained or referred to in this Agreement or any certificate or other writing, including exhibits and schedules, delivered by or on behalf of Seller pursuant to the terms of this Agreement not to be accurate, (iii) any lawsuit, claim, proceeding or investigation that is threatened, brought, asserted or commenced against the Company which would have been listed in Section 4.11 of the Seller Disclosure Letter if such lawsuit, claim, proceeding or investigation had arisen prior to the date of this Agreement, (iv) any notice or other communication from any third Person alleging that the consent of such third Person is or may be required in connection with the transactions contemplated by this Agreement, (v) any notice or other communication conveying material information from any Governmental Entity in connection with the transactions contemplated by this Agreement, (vi) any material default under any Material Contract or event which, with notice or lapse of time or both, would become such a default on or prior to the Closing Date and which exist to Seller’s Knowledge, and (vii) any violation of, or failure to perform or comply with, any covenant, agreement or obligation required to be complied with or performed by Seller under this Agreement.  Buyer’s receipt of information pursuant to this Section 6.2(d) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement and shall not be deemed to supplement or amend the Seller Disclosure Letter.

(e)           During the period prior to the Closing Date, Buyer and Parent shall promptly notify Seller of (i) any fact or circumstance, event or action the existence, occurrence or taking of which has resulted in, or would reasonably be expected to result in, any representation or warranty made by Buyer or Parent contained or referred to in this Agreement or any certificate or other writing, including exhibits and schedules, delivered by or on behalf of Buyer or Parent pursuant to the terms of this Agreement not to be accurate, (ii) any notice or other communication conveying material information from any Governmental Entity in connection with the transactions contemplated by this Agreement, and (iii) any violation of, or failure to perform or comply with, any covenant, agreement or obligation required to be complied with or performed by Buyer under this Agreement.  Seller’s receipt of information pursuant to this Section 6.2(e) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Buyer or Parent.

Section 6.3             Employee Matters

(a)           Buyer shall determine and provide terms and conditions of employment for each Employee from and after the Closing Date.  Notwithstanding anything set forth below or in this Agreement to the contrary:  (i) nothing in this Agreement shall create any obligation on the part of Buyer or the Company to hire any Employee or continue the employment of any Employee for any definite period following the Closing, (ii) nothing in this Agreement shall preclude Buyer or the Company from changing or modifying the compensation paid to any Employee or any other terms and conditions relating to the employment of Employees at any time following the Closing, and (iii) nothing in this Agreement shall preclude Buyer or the Company from altering, amending, or terminating any Buyer Plan, or the participation of any of its employees in such plans, at any time following the Closing.

(b)           Buyer shall, and shall cause its Affiliates to, from and after the Closing Date, cause those employee benefit plans, programs, agreements and arrangements of Buyer and its Affiliates (including the Company) (the “Buyer Plans”) to extend coverage to all eligible Employees and their dependents, as “eligible employees” and “eligible dependents” are defined in the Buyer Plans for other Buyer employees, and to credit each Employee’s service with the Company and its Affiliates, to the extent credited under the analogous Company Benefit Plans, as service with Buyer and its Affiliates for purposes of eligibility to participate and vesting (but not for purposes of benefit accrual, except with respect to vacation benefits), under any Buyer Plans in which an Employee becomes eligible to participate on or after the Closing Date; provided, however, that in no event shall the Employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service.  From and after the Closing, Buyer shall, and shall cause its Affiliates (including the Company as owned by Buyer after the Closing) to, provide credit under the Buyer Plans for any co-payments or deductibles and maximum out-of-pocket payments and coordinate annual benefit maximums under Buyer Plans with claims made by each Employee during the year in which the Closing Date occurs to the extent and as permitted in compliance with applicable Laws and shall cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under the Buyer Plans, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous Company Benefit Plan in which any such Employee participated immediately prior to his or her eligibility for a Buyer Plan, to be waived as of the Closing Date with respect to Employees (and their spouses and eligible dependents) who become participants in such Buyer Plans, subject to any conditions, regulations, underwriting criteria or similar provisions imposed by any of Buyer’s insurers.

(c)           Buyer and the Company shall not, at any time during the ninety-one (91) days following the Closing Date, engage in any conduct that would result in an “employment loss” or layoff for a number of Employees which, if aggregated with any conduct on the part of Seller prior to the Closing Date, would trigger application of the obligations imposed by the WARN Act.  Buyer, Seller and the Company agree that, after the Closing Date, Buyer and the Company shall be responsible for any notification required under and any liability arising under or relating to the WARN Act with respect to the continuing Employees.  Buyer, Seller and the Company agree that Seller shall be responsible for any notification required under and any liability arising under or relating to the WARN Act with respect to the Employees for any acts or omissions occurring before the Closing Date.

(d)           The Buyer Plans shall have exclusive responsibility for the provision of health care continuation coverage required under COBRA or other applicable Law with respect to any Employee (and any dependent of any Employee) who has a “qualifying event” within the meaning of Section 4980B(f) of the Code (or other applicable Law) under a Buyer Plan on or after the Closing Date, provided that, for purposes of determining the occurrence of such event, a “qualified beneficiary” shall be interpreted to include any Employee (and any dependent of any Employee) who (i) is a “qualified beneficiary” within the meaning of Section 4980B(g) of the Code (or other applicable Law) under a Company Benefit Plan sponsored by Seller on the day prior to the Closing Date or (ii) is or becomes a “qualified beneficiary” within the meaning of Section 4980B(g) of the Code (or other applicable Law) under a Buyer Plan on or after the Closing Date.

(e)           Regardless of anything else contained herein, the Parties do not intend for this Agreement to amend any Company Benefit Plan or arrangements or create any rights or obligations except between the Parties.  No Employee or other current or former employee of the Company or any of its Affiliates, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim hereunder.

Section 6.4             Access to Information and the Real Property

(a)           Upon reasonable advance notice, subject to applicable Law, including Antitrust Laws and Gaming Laws, and subject to Section 6.11 hereof, Seller shall, and shall cause the Company to, and the Company agrees to, afford Buyer’s Representatives reasonable access, during normal business hours during the period from the date of this Agreement to the Closing, to the Business and the Real Property and to the books and records relating to the Company (including Company Benefit Plans, insurance records, Tax Returns and Contracts, but expressly excluding customer names, addresses or contact information and any other customer-identifying information contained in any other information requested by Buyer) and, during such period, Seller shall furnish promptly to Buyer all information concerning the operation of the Company, the Real Property and the Employees as Buyer may reasonably request (collectively, the “Inspection”); provided, however, that (i) Buyer shall provide Seller and the Company with at least forty-eight (48) hours’ prior notice of any Inspection, (ii) Buyer’s Representatives shall not be entitled to perform any physical testing of any nature with respect to any portion of the Real Property without Seller’s prior written consent; provided, however, that Buyer may, at its sole expense, have Buyer’s environmental consulting firm conduct a new Phase I review of the Real Property without Seller’s prior written consent and if, based on such Phase I review, such environmental consulting firm recommends physical testing pursuant to a Phase II review, Seller shall cause the Company, and the Company shall permit Buyer, to conduct, at Buyer’s sole expense, the testing recommended, with representatives of the Company and Seller present to observe such testing, (iii) Buyer shall not unduly interfere with the operation of the Business conducted at the Real Property, and (iv) Buyer shall, at its sole cost and expense, (A) promptly repair any damage to the Real Property or any other property owned by a Person other than Buyer arising from or caused by the actions of Buyer or Buyer’s Representatives during such Inspection, (B) restore the Real Property or such other third party property to substantially the same condition as existed prior to such Inspection, and (C) indemnify, defend and hold harmless ROC, RHC, the Company and their respective Affiliates from and against any personal injury or property Damages incurred by any of them directly arising or resulting from the actions of Buyer or Buyer’s Representatives during such Inspection, but excluding any personal injury or property Damages arising or resulting from the presence of any Hazardous Materials at, on or under the Real Property, regardless of whether the actions of Buyer or Buyer’s Representatives cause, contribute to, or exacerbate a Release of such Hazardous Materials.  Seller and the Company shall cooperate with Buyer’s environmental consultant, including, without limitation, completing and executing any documents or questionnaires requested by such consultant as a condition to issuance of any environmental reports and assessments prepared on behalf of Buyer.  Neither Parent, Buyer or any of Buyer’s Representatives shall, prior to the Closing Date, communicate directly with any partner, lender, lessor, vendor, customer, supplier, employee or consultant of the Company with respect to the Company, the Real Property or the Employees, except in consultation with the Company and then only with the express prior approval of the Company.  All requests by Parent or Buyer for access or information shall be submitted or directed exclusively to Nicholas Polcino, upon reasonable prior notice to ROC’s President and Chief Executive Officer, Andy Choy, and in a manner that reasonably minimizes the interference with Mr. Polcino’s performance of his duties to the Company and the disruption to the Company’s business activities.  Buyer and Parent shall each hold, and cause its Representatives to hold, any non-public information furnished to it by the Company or Buyer, respectively, or their respective Affiliates or Representatives in confidence in accordance with the confidentiality agreement, dated April 11, 2011, by and between ROC and Monarch Casino & Resort, Inc. (the “Confidentiality Agreement”).  The Confidentiality Agreement shall expressly terminate at the Closing.

(b)           Following the Closing, for so long as such information is retained by Buyer or the Company (which shall be for a period of at least six (6) years), Buyer and the Company shall permit Seller and its authorized representatives to have reasonable access and duplication rights during normal business hours, upon reasonable prior notice to Buyer or the Company, to the books, records and personnel relating to the Company with respect to the period prior to the Closing, to the extent that such access may be reasonably required in connection with (i) the preparation of any Tax Return or accounting records or with any audits relating to ROC, RHC or the Company, (ii) any suit, claim, action, proceeding or investigation relating to ROC, RHC or the Company, (iii) any regulatory filing or matter, or (iv) any other valid legal or business purpose of Seller.

(c)           Following the Closing, for so long as such information is retained by Seller (which shall be for a period of at least six (6) years), Seller shall permit Buyer, Parent and the Company and their respective authorized representatives to have reasonable access and duplication rights during normal business hours, upon reasonable prior notice to Seller, to the books, records and personnel relating to the Company with respect to the period prior to the Closing, to the extent that such access may be reasonably required in connection with (i) the preparation of any Tax Return or accounting records or with any audits relating to the Company, Buyer or Parent, (ii) any suit, claim, action, proceeding or investigation relating to the Company, Buyer or Parent, (iii) any regulatory filing or matter, or (iv) any other valid legal or business purpose of the Company, Buyer or Parent.

(d)           Following the Closing and subject to applicable Law, upon a Party’s reasonable request, the Parties shall provide each other with copies of documents of Seller and its Affiliates or Buyer and its Affiliates, as applicable, to which the requesting Party in good faith determines is reasonably likely to need access in connection with any claim or the defense (or any counterclaim, cross-claim or similar claim in connection therewith) of any claim, suit, action, proceeding or investigation by or against it or any of its Affiliates, in each case, to the extent related to the Company or the Business; provided, however, that Seller shall not be required to provide Buyer and its Affiliates access to any documents relating to claims by or involving Seller, or in the event that producing copies of such documents to Buyer and its Affiliates will result in a conflict of interest with Seller and its Affiliates, as determined in good faith by Seller, except pursuant to civil process; provided, further, that neither Parent nor Buyer shall be required to provide Seller and its Affiliates access to any documents relating to claims by or involving Parent or Buyer, or in the event that producing copies of such documents to Seller and its Affiliates will result in a conflict of interest with Parent, Buyer or their respective Affiliates, as determined in good faith by Parent or Buyer, as applicable, except pursuant to civil process.

Section 6.5             Governmental Approvals; Third Party Consents

(a)           Subject to the terms and conditions set forth herein, each of Parent, Buyer and Seller shall, and shall cause their Affiliates to, use all their respective commercially reasonable efforts, and shall cause their respective Affiliates to cooperate with the other Parties to use all their respective commercially reasonable efforts to (i) as promptly as practicable, take, or cause to be taken, all appropriate action, and do, or cause to be done, all things reasonably necessary under applicable Law to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Entities any findings, consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Seller, the Company, Buyer, Parent or any of their respective Affiliates or Gaming Representatives or any of their respective Affiliates’ Gaming Representatives, as applicable, in the case of clauses (i) or (ii), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement, and (iii) make all necessary filings, as applicable, and thereafter make any other required submissions with respect to this Agreement and the transactions contemplated by this Agreement, as required in order to obtain all approvals, including Gaming Approvals, of Governmental Entities required under (A) the Gaming Laws, (B) Antitrust Laws, including the HSR Act, and (C) any other applicable Law, including any applicable liquor licensing Laws, to consummate and make effective the transactions contemplated by this Agreement (collectively, the “Governmental Approvals”).  The Parties and their respective Representatives and Affiliates shall (x) in reasonable consultation, and in no event later than ten (10) Business Days after the date of this Agreement (with respect to all Governmental Approvals, file all required initial applications and documents in connection with obtaining the Governmental Approvals (including Gaming Approvals under applicable Gaming Laws), (y) act diligently to pursue the Governmental Approvals, including using all commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act as promptly as practicable following the execution and delivery of this Agreement, and (z) cooperate with each other in connection with the making of all filings referenced in the preceding sentence, including furnishing to each other upon request all such information and assistance as another Party may reasonably request in connection with such filings or submissions and providing copies of material documents, correspondence, filings, or communications (or memoranda setting forth the substance thereof) between a Party or any of its Representatives, on the one hand, and any Governmental Entity, on the other, with respect to this Agreement and the transactions contemplated by this Agreement, other than finding of suitability applications, to the other Party and its advisors (provided, however, that copies shall be provided only to the other Party’s outside counsel or on a redacted basis if and to the extent reasonably necessary to preserve the confidentiality of sensitive business and personal information or legal privilege) prior to filing such documents and, if requested, accepting the reasonable additions, deletions or changes suggested in connection therewith.  Each of Parent, Buyer, Seller and the Company and any applicable Affiliate shall use all their respective commercially reasonable efforts to schedule and attend any hearings or meetings with Governmental Entities to obtain the Governmental Approvals as promptly as reasonably practicable.  Seller and its counsel shall have reasonable notice of and, in Buyer’s sole judgment and Buyer’s belief that Seller’s participation in any such meeting will be a material element of such meeting, an opportunity to participate in all meetings and other proceedings between Buyer or Parent and Governmental Entities regarding the Governmental Approvals.  From the date of this Agreement and until the Closing, Buyer shall, and Parent shall cause Buyer to, provide Seller with a written update of the status of obtaining the Government Approvals no less frequently than bi-weekly.  Buyer and Seller shall have the right to review in advance and, in each case, to the extent practicable and permitted by applicable Laws relating to the exchange of information (including Antitrust Laws and the Gaming Laws), each Party will consult the other Party regarding, all information relating to Buyer or Seller, as the case may be, and any of their respective Affiliates or Representatives, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that Buyer shall not be required to provide finding of suitability applications for Seller’s review; and; provided, further, that copies shall be provided to only the other Party’s outside counsel or on a redacted basis if and to the extent reasonably necessary to preserve the confidentiality of sensitive business information or legal privilege; and; provided, further, that either Party may use without prior consultation materials appearing in either Party’s, or their respective Affiliates’, filings with the

United States Securities and Exchange Commission.  Without limiting the foregoing, the Parties will notify each other promptly of the receipt of comments or requests for information from Governmental Entities relating to any Governmental Approvals (other than finding of suitability applications) and will supply the other parties with copies of all correspondence between the notifying Party or any of its Representatives and Governmental Entities with respect to Governmental Approvals (other than finding of suitability applications); provided, however, that copies shall be provided to only the other Party’s outside counsel or on a redacted basis if and to the extent reasonably necessary to preserve the confidentiality of sensitive business information or legal privilege.

(b)           Notwithstanding anything herein to the contrary, (i) neither Parent nor Buyer shall be obligated to contest any final action or decision taken by any Governmental Entity challenging the consummation of the transactions contemplated by this Agreement, and (ii) in no event shall ROC, RHC, Buyer or any of their respective Affiliates be required to (A) sell or otherwise dispose of, hold separate or agree to sell or dispose of, any assets, categories of assets or businesses of ROC, RHC, Buyer or any of their respective Affiliates, (B) terminate existing relationships, contractual rights or obligations, (C) amend or terminate existing licenses or other intellectual property agreements or enter into new licenses or other intellectual property agreements, or (D) agree to any material limitation or alteration in the manner in which ROC, RHC, Buyer or their respective Affiliates (including with respect to the Business) conduct their businesses in the future, in each case to avoid, prevent or terminate any action by any Governmental Entity which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement.

(c)           From the date of this Agreement until the Closing (or earlier termination of this Agreement), each Party shall, and shall cause their respective Affiliates to, promptly notify the other Parties in writing of any pending or, to Seller’s Knowledge or Buyer’s Knowledge, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking Damages in connection with the transactions contemplated by this Agreement, or (ii) seeking to restrain or prohibit the consummation of the Closing.

Section 6.6             Publicity; Securities Filings

(a)           Seller, Buyer and Parent shall consult with each other before issuing, and provide each other the opportunity to review and comment upon (within a reasonable period of time), any press release with respect to the execution and delivery of this Agreement or consummation of the transactions contemplated by this Agreement and shall not issue any such press release prior to such consultation and prior to considering in good faith any such comments, except as may be required by Law applicable to such Parties or their respective Affiliates (including the Securities Act, the Exchange Act and any Gaming Laws) or the requirements of any stock market or exchange or in any filings with the United States Securities and Exchange Commission to be filed by Buyer, Parent, Seller or their respective Affiliates (as the same may be amended or supplemented).

(b)           In any filing with the United States Securities and Exchange Commission to be filed by Buyer, Parent, Seller or their respective Affiliates (as the same may be amended or supplemented), Seller, Buyer and Parent agree to request confidential treatment for those portions of this Agreement, the Seller Disclosure Letter and the exhibits to this Agreement identified by Seller or Parent as containing confidential information.

Section 6.7                                      Exclusive Dealing

During the period from the date of this Agreement to the earlier of (i) the Closing Date and (ii) the date this Agreement is terminated in accordance with its terms, Seller shall not, and shall cause the Company and the respective Affiliates and Representatives of the Company and Seller not to, and the Company agrees not to, directly or indirectly, encourage, initiate, solicit or engage in discussions or negotiations with, or provide any information to, any Person, other than Buyer (and its Affiliates and Representatives), concerning any purchase of any equity interests of ROC, RHC or the Company or any merger, material asset sale or similar transaction involving the Company.  Unless this Agreement is terminated as provided in Section 8.1, ROC will not vote its equity interests in the Company in favor of any purchase of any equity interests of the Company, or any merger, asset sale or similar transaction involving the Company, other than with respect to such a transaction involving Buyer or Parent.

Section 6.8                                      Further Assurances and Actions

(a)                                  Seller will take commercially reasonable actions to cause the Company, and the Company agrees, to seek, during the period prior to the Closing Date, the consent, approval or waiver, in form and substance reasonably satisfactory to Buyer, from any party to any Material Contract required to be obtained to assign or transfer any such Material Contract to Buyer as set forth on Section 4.10(b) of the Seller Disclosure Letter; provided, however, that neither Seller nor Buyer shall have any obligation to make any concessions or offer or pay any consideration in order to obtain any such consents or approvals; and provided, further, that Seller shall not, and shall cause the Company not to, and the Company agrees not to, make any agreement or understanding affecting the Business as a condition for obtaining any such consents or waivers, except with the prior written consent of Buyer.  Prior to the Closing Date, Buyer shall use its commercially reasonable efforts to cooperate with Seller in attempting to obtain the consents, approvals and waivers contemplated by this Section 6.8(a).  Notwithstanding anything set forth in this Section 6.8(a), Seller’s failure to obtain any consents, waivers, or approvals contemplated by Section 6.8(a) or any of the items referenced in Section 3.4(l) shall not constitute a Company Material Adverse Effect or a breach of any representation, warranty, condition, covenant or agreement contained in this Agreement, and obtaining any such consents, waivers, approvals or other agreements, certificates or documents referenced in such Sections shall not constitute a condition to Buyer’s and Parent’s obligations to effect the Closing.

(b)                                 Notwithstanding Section 6.8(a), in the event that at any time after the Closing any further action is necessary to vest Buyer with full title to the Purchased Shares, the proper officers and/or managers of Buyer and/or managers or officers of Seller shall take all action reasonably necessary (including executing and delivering further instruments, notices, assumptions and releases) to vest Buyer with such title.

(c)                                  Seller covenants and agrees to cause Blackstone Consulting LLC to grant to Buyer reliance rights in and to the Blackstone Phase I pursuant to an agreement in a form reasonably satisfactory to Buyer.

Section 6.9                                      Reservations

Buyer will honor (in accordance with their terms) all pre-Closing customer reservations confirmed by the Company, discounts or other benefits, including benefits extended under any frequent player or casino awards programs, group discounts, other discounts or requirements that food, beverage or other benefits to be delivered to the guest(s) holding such reservations, discounts or other benefits.  Buyer will honor all service agreements, if any, that have been granted to groups, Persons or other customers for periods after the Closing Date at the rates and terms provided in such agreements.  Buyer agrees that Seller cannot, and does not, make any representation or warranty that any party holding a reservation or agreement for facilities or services will utilize such reservation or honor such agreement.  Buyer, by the execution of this Agreement, solely assumes the risk of non-utilization of reservations and non-performance of such reservation agreements from and after the Closing.  Between the date of this Agreement and the Closing, Seller shall not, without the prior written consent of Buyer (such consent not to be unreasonably delayed, conditioned or withheld), (a) grant with respect to the Business any (i) customer discounts or other benefits, including benefits extended under any frequent player or casino awards programs, group discounts, other discounts or requirement that food, beverage or other benefits be delivered to the guest(s) holding such reservations, discounts or other benefits, or (ii) service agreements with groups, Persons or other customers, or (b) materially alter the terms of any rewards or patronage program for customers of the Business, in each case other than in the ordinary course of business consistent with past practice.

Section 6.10                                Intercompany Accounts

Seller and Buyer agree that all intercompany accounts between ROC, RHC or any Affiliate of ROC or RHC (other than the Company), on the one hand, and the Company, on the other hand, shall be settled at or prior to the Closing.

Section 6.11                                No Control

Without limiting the covenants and agreements contained in Section 6.1, prior to the Closing, (a) Buyer shall not directly or indirectly control, supervise, direct or interfere with, or attempt to control, supervise, direct or interfere with, the operation of the Business on the Real Property, and (b) the operations and affairs of the Real Property shall be the sole responsibility of the Company and its Affiliates and shall be under the Company’s sole and complete control.

Section 6.12                                Tax Matters

(a)                                  Seller shall be responsible for and shall cause the Company to, and the Company agrees, to timely file (after taking into account any permitted extensions) any Tax Returns with respect to the Company with a filing due date that is after the Closing Date for Tax periods that end on or before the Closing Date.  Seller shall permit Buyer to review and comment on each such Tax Return described in the preceding sentence, prior to filing, and Seller shall make any revisions to such Tax Returns as may be reasonably requested by Buyer which Seller deems necessary (taking into account Seller’s consultation with the Company’s certified public accountants) in order to comply with applicable Laws.  Buyer will be responsible for and shall cause the Company to timely file any income Tax Returns with a filing due date that is after the Closing Date for Tax periods of the Company that begin after the Closing Date.  Seller will properly and timely file a consolidated federal income Tax Return with the Company and other Affiliates for the taxable period ended December 31, 2010.

(b)                                 Seller agrees to be responsible for all Taxes related to pre-Closing Date periods and to pay all costs (including preparation fees) related to the following: (i) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and for the portion of any Straddle Period ending on or before the Closing Date

(“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation § 1.1502-6 or any analogous or similar Law, and (iii) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that, in the case of clauses (i), (ii) and (iii) above, Seller shall be liable only to the extent that such Taxes exceed the amount, if any, reserved for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the Closing Balance Sheet and taken into account in determining the Final Working Capital Adjustment.  Seller shall reimburse Buyer for any Taxes of the Company that are the responsibility of Seller pursuant to this Section 6.12(b) no later than ten (10) days prior to the earlier of the payment of such Taxes being due by Buyer or the Company or the filing of the respective Tax Returns with respect to such Taxes.

(c)                                  Buyer, Seller and the Company agree that, in the case of any taxable period that includes (but ends after) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.  Buyer shall cause the Company, and the Company agrees, to timely file any Tax Returns based on or measured by income or receipts of the Company with a filing due date after the Closing Date for Tax periods of the Company that end after the Closing Date.

(d)                                 Except to the extent required by Law, Buyer shall not amend, and shall not permit the Company, and the Company agrees, to not amend, any income Tax Return or election made in connection with such income Tax Return for any Tax period ending on or prior to Closing without the prior written consent of Seller if such amendment would have the effect of increasing the amount of Tax payable by Seller with respect to such period.

(e)                                  Buyer and Seller covenant and agree to cooperate with each other regarding Tax matters as follows:

(i)                                     Buyer, the Company and Seller shall cooperate, as and to the extent reasonably requested by a Party, in connection with the filing of Tax Returns pursuant to this Section 6.12(e) and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer, the Company and Seller agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(ii)                                  Buyer and Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated by this Agreement).

(iii)                               Buyer and Seller further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Section 6043 of the Code, or Section 6043A of the Code, or Treasury Regulations promulgated thereunder.

(f)                                    Buyer shall notify Seller in writing within five (5) Business Days after receipt by Buyer or the Company of any notice of audit or request for information regarding any Taxes and upon notice of any determination of liability for Taxes from an official inquiry, examination, audit or proceeding (each, a “Tax Determination”) regarding any Tax Return related to a period that ends on or prior to the Closing Date.  Seller shall have the right to exercise control, on behalf of the Company for any such Tax Return, and at its own expense, at any time over the handling, disposition or settlement of any issue raised in any such Tax Determination, if and to the extent the disposition or settlement would be reasonably expected to result in a liability to the Company or Seller.  If Buyer engages professionals to assist in the handling of the disposition or settlement of a Tax Determination, Seller shall pay up to Fifty Thousand Dollars ($50,000) of Buyer’ reasonable professional fees incurred in such matter ninety (90) days after the delivery to Seller of an invoice for such services, together with reasonable detail supporting the same.  If Buyer is required to act as a result of Seller’s continued failure to handle, dispose of or settle such Tax Determination, Seller shall pay all of Buyer’s reasonable professional fees incurred in such matter within ninety (90) days after delivery to Seller of an invoice for such services, together with reasonable detail supporting the same.  Buyer and the Company shall cooperate with Seller, as reasonably requested by Seller, in connection with any such Tax Determination, and each Party shall keep the other Parties reasonably informed as to the identification, nature, magnitude and proposed settlement of all issues in connection with any such Tax Determination.

(g)                                 Seller shall notify Buyer in writing within five (5) Business Days after receipt by Seller of any Tax Determination regarding any Tax Return for the Straddle Period or any period thereafter.  Seller, on behalf of the Company, for any pre-Closing period, and Buyer, on behalf of the Company, with respect to any post-Closing period, in each case, at its own respective expense, shall have the right to exercise control at any time over the handling, disposition or settlement of any issue raised in any such Tax Determination regarding any Straddle Period, if and to the extent the disposition or settlement would be reasonably expected to result in a liability or any additional Tax obligation of the Company for such period or any subsequent period.  Buyer and the Company shall cooperate with Seller, as reasonably requested by Seller, in connection with any such Tax Determination, and each Party shall keep the other Parties reasonably informed as to the identification, nature, magnitude and proposed settlement of all issues in connection with any such Tax Determination.

(h)                                 For avoidance of doubt, Buyer and Seller agree that Seller shall be entitled to claim any deductions for income tax purposes resulting from the following payments or write-offs in connection with the sale of the Purchased Shares pursuant to this Agreement (i) the payoff of Indebtedness at the Closing and the write off of costs and expenses incurred in connection with Indebtedness which is paid off at Closing, (ii) the payment of any amounts owing by the Company to any Affiliate as of the Closing pursuant to the Affiliate transactions set forth in Section 4.6 of the Seller Disclosure Letter, including the Casino Management Payment, and (iii) any severance payments paid to Employees in connection with the termination of employment at or prior to Closing.

(i)                                     Without limiting other provisions of the Agreement, after the date of this Agreement, Seller shall promptly provide information and documents reasonably requested by Buyer relating to the Company’s practices regarding (i) the collection of information necessary to prepare IRS Forms W-2G required to be prepared with respect to operations of the Company, (ii) the collection and payment of sales and similar Taxes with respect to complimentary goods and services provided to customers, and (iii) the compliance with other Tax-related matters relating to customers of the Company, in each case so as to reasonably permit Buyer to prepare Form W-2Gs in the ordinary course of business after the Closing.

(j)                                     All sales, use, stamp, documentary, excise, registration, transfer and other such Taxes and fees (including any penalties and interest) which may be payable in connection with the transactions contemplated by this Agreement assessed against Seller shall be paid one-half by Seller and one-half by Buyer when due, and Seller shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such sales, use, stamp, documentary, excise, registration, transfer and other such Taxes and fees, and, if required by applicable Law, Buyer shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(k)                                  RHC shall timely file an election under Treasury Regulation § 1.1502-95(c) and (f) to apportion a sufficient amount of RHC’s various annual consolidated group Code Section 382 limitations to the Company as necessary to permit Buyer to utilize (taking into account the Buyer Limitations) an amount of the Company’s net operating loss carryovers, in a manner consistent with Exhibit F, that, together with other available NOL Equivalents, is equal to at least Fourteen Million Five Hundred Eighteen Thousand Dollars ($14,518,000).  At Seller’s request, Buyer shall cause the Company to join with RHC in making any election required under Treasury Regulation § 1.1502-95(c) and (f) to accomplish the foregoing.  Buyer acknowledges that, notwithstanding allocation of RHC’s various annual consolidated group Code Section 382 limitations as provided herein, Buyer shall be independently subject to its own limitations imposed by Sections 382 and 383 of the Code as a result of having closed on the transactions contemplated by this Agreement (the “Buyer Limitations”).  For purposes of this Section 6.12(k), the term “NOL Equivalents” shall mean the FICA tax credits allocable to the Company under applicable Tax law divided by a 35% effective tax rate in order to equate such Tax credits to the Tax treatment accorded a net operating loss carryover deduction.  From the date of this Agreement, RHC shall not, and simultaneously with the execution of this Agreement, RHC has instructed the Auditor that, in preparing the consolidated federal income Tax Return of RHC for the tax reporting period January 1, 2011 through and including the Closing, the Auditor shall not, make any election to reduce the adjusted Tax basis of the depreciable assets owned by the Company as permitted under Sections 108(b)(5) and 1017 of the Code as a result of RHC, ROC and / or the Company realizing income arising from discharges of indebtedness in a “title 11 case” (as such term is defined in section 108(d)(2) of the Code) or where the debtor is insolvent (as such term is defined in section 108(d)(3) of the Code) in which RHC, ROC and the Company were debtors.

(l)                                     RHC will file a “Section 1.1502-36 Statement” (as defined in Treasury Regulation § 1.1502-36(e)(5)) with RHC’s timely filed U.S. federal consolidated income Tax Return for the consolidated Tax Return year ending December 31, 2012 making an election, that in the event that Treasury Regulation § 1.1502-36 becomes applicable, to reduce ROC’s Tax basis, pursuant to Treasury Regulation § 1.1502-36(d)(6) in the stock of the Company (or the equivalent item not yet taken into account under the U.S. federal consolidated Tax Return Treasury Regulations) by the smallest amount necessary to prevent the Company from experiencing any reduction of attributes described in Treasury Regulation § 1.1502-36(d)(4)(i) as a result of the application of Treasury Regulation § 1.1502-36(d).  To the extent permitted by applicable Law, and provided it is consistent with the elections described above, RHC will make similar elections for purposes of (i) the alternative minimum Tax imposed under the Code, and (ii) state and local income Taxes.  Further, RHC will not make an election under Treasury Regulation § 1.1502-36(d)(6)(i)(B) to reattribute all or any portion of the Company’s net operating loss carryforwards that would otherwise be carried to the Company’s first separate Tax Return year (as defined in Treasury Regulation § 1.1502-1(e)) in accordance with this Section 6.12(l).

(m)                               Pursuant to Treasury Regulation § 1.1502-76(b)(1)(ii)(A), the Tax year of the Company shall end, for federal income tax purposes, as of the close of the Closing Date, and the Company shall be included in the consolidated Tax filing group of Buyer beginning on the day immediately following the Closing Date.  Buyer and Seller agree to report all transactions not in the ordinary course of business occurring on the Closing Date after the Closing on Buyer’s federal and state income Tax Returns for the taxable year in which the Closing Date occurs to the extent permitted by Treasury Regulation § 1.1502-76(b)(1)(ii)(B); provided, however, that all intercompany Indebtedness owed by the Company to Seller or Seller’s Affiliates shall be paid, contributed to capital or otherwise satisfied prior to the Closing.  Unless Buyer and Company otherwise agree in writing, no election shall be made under Treasury Regulation § 1.1502-76(b)(2)(ii), relating to ratable allocation of certain of items within a Tax year, or any similar provision of state or local Tax Law.

(n)                                 Any Tax allocation or sharing agreement between either of ROC or RHC and the Company is terminated as of the Closing Date and shall have no further effect for the taxable year (whether the current year, a future year or a past year).  After the Closing Date, no Party shall have any rights or obligations under any such Tax allocation or sharing agreement.

(o)                                 The Parties mutually agree that no Party shall make, or join in making, any election under Section 338 of the Code (including any election under Section 338(h)(10) of the Code) or any corresponding elections under state, local or non-U.S. Tax Law, with respect to the purchase and sale of the Purchased Shares.

Section 6.13                                Company and Seller Indemnification

(a)                                  From and after the Closing, Parent and Buyer shall cause the Company to fulfill and honor in all respects the obligations of the Company pursuant to the indemnification provisions under the Articles of Incorporation and Bylaws of the Company as each is in effect on the date of this Agreement (the Persons entitled to be indemnified pursuant to such provisions, being referred to collectively as the “Company Indemnified Parties”).  Parent and Buyer shall cause the Articles of Incorporation and Bylaws of the Company to contain the provisions with respect to indemnification and exculpation from liability no less favorable than those set forth in the Articles of Incorporation and Bylaws of the Company on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would adversely affect the rights of any Company Indemnified Party under such provisions.

(b)                                 At the Closing, Buyer shall obtain and pay for a non-cancelable run-off directors’ and officers’ insurance policy in form and substance reasonably satisfactory to Seller that shall provide the insured Company Indemnified Parties with insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for six (6) years following the Closing of not less than the existing coverage and have other terms not materially less favorable to the insured Company Indemnified Parties than the liability insurance coverage presently maintained for the insured Company Indemnified Parties.

(c)                                  The obligations under this Section 6.13 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party to whom this Section 6.13 applies without the consent of such Company Indemnified Party (it being expressly agreed that the Company Indemnified Parties to whom this Section 6.13 applies shall be third party beneficiaries of this Section 6.13 and shall be entitled to enforce the covenants contained herein).

(d)                                 In the event Parent, Buyer or the Company, or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of Parent, Buyer or the Company, as the case may be, assume the obligations set forth in this Section 6.13.

Section 6.14                                Investigation; No Additional Representations

Buyer and Parent, in entering into this Agreement, are relying solely on the representations and warranties set forth in this Agreement and, except as expressly set forth in this Agreement (as modified by the Seller Disclosure Letter), Seller and the Company have made no representation or warranty, express or implied, at Law or in equity, with respect to the Company or its business or financial condition or any of its assets, Liabilities or operations, including as to (a) any information made available to Buyer, Parent or their Representatives in the CIM, or (b) any projections, business plans or budgets of the Company.

Section 6.15                                Confidential Nature of Information

Each Party agrees that, for a period of three (3) years after the Closing, it will treat in confidence all documents, materials and other information which it shall have obtained regarding the other Parties during the course of the negotiations leading to the consummation of the transactions contemplated by this Agreement (whether obtained before or after the date of this Agreement), the investigation provided for in this Agreement and the preparation of this Agreement and other related documents, and, if the transactions contemplated by this Agreement are not consummated, each Party will return to the other Parties all copies of nonpublic documents and materials which have been furnished in connection therewith.  Such documents, materials and information shall not be communicated to any third Person (other than, in the case of Buyer or Parent, to its counsel, accountants, financial advisors or lenders, and in the case of Seller, to its counsel, accountants or financial advisors).  No Party shall use any confidential information in any manner whatsoever except solely for the purpose of evaluating the proposed purchase and sale of the Purchased Shares and the Business; provided, however, that, after the Closing, Buyer or Parent may use or disclose any confidential information included in the Business or otherwise reasonably related to the Business.  The obligation of each Party to treat such documents, materials and other information in confidence shall not apply to any information which (i) is or becomes available to such Party from a source other than the other Party, (ii) is or becomes available to the public other than as a result of disclosure by such Party or its agents, (iii) is independently developed by Seller or any of its

Affiliates, (iv) is required to be disclosed under applicable Law or judicial process, (v) such Party reasonably deems necessary to disclose to obtain any of the consents or approvals contemplated by this Agreement, or (vi) is disclosed or used by Seller or any of its Affiliates to enforce or protect its rights under this Agreement, in connection with Tax or other regulatory filings, litigation, financial reporting or any other reasonable business purpose.  Prior to the Closing, in the event of any conflict between the terms of the Confidentiality Agreement and the terms of this Agreement, the terms of the Confidentiality Agreement shall prevail.

Section 6.16                                Seller Covenant Not to Solicit Employees

(a)                                  In recognition of the fact that Seller is receiving significant economic value under this Agreement, and in furtherance of the sale of the Purchased Shares and the Business to Buyer under this Agreement by virtue of the transactions contemplated by this Agreement and more effectively to protect the value and goodwill of the Business so sold, Seller covenants and agrees that, for a period beginning on the Closing Date and ending on the one-year anniversary of the Closing Date, Seller shall not solicit or attempt to persuade any Employee to terminate such employment relationship (whether for the purpose of entering into any such relationship on behalf of any other business organization in competition with the Business or otherwise); provided, however, that the foregoing shall not prohibit Seller from (i) engaging in the general solicitation (whether by newspaper, trade publication or other periodical, listing on any internet job site, or pursuant to the use of an executive search consultant) of employees (or hiring any employees that respond to such general solicitation) so long as such solicitation is not directed specifically at any Employee after the Closing, or (ii) soliciting any individual who is an Employee on the Closing Date but who, at the time of solicitation, is no longer employed by the Company.

(b)                                 Seller covenants and agrees that, for a period of two (2) years, from and after the Closing Date, it will not divulge or make use of any Trade Secrets or other confidential information of the Business, other than the Las Vegas Player Information, or to disclose such Trade Secrets or other confidential information of the Business to Buyer, Parent or their Affiliates, or as otherwise excepted or permitted under this Section 6.16, whether with respect to what is deemed not to be confidential information, or with respect to permitted disclosures; provided, however, that Seller may disclose such Trade Secrets or other confidential information to its professional advisors in connection with the preparation of any audit of ROC’s or RHC’s Tax Returns, or the defense or prosecution of any claim brought under Article 9, or any Third Party Claim; provided, further, that the obligation of Seller under this Section 6.16(b) shall not apply to information which:  (i) is or becomes generally available to the public, or is generally known within the industry, without breach of the commitment provided for in this Section 6.16(b), or (ii) is required to be disclosed by Law, order or regulation of a Governmental Entity; provided, further, that in any such case, Seller shall notify Buyer as early as reasonably practicable prior to disclosure to allow Buyer to take appropriate measures to preserve the confidentiality of such information.  Notwithstanding the provisions of this Section 6.16(b), the two-year time period above is not applicable to the Player’s Club Database, for which the covenant in this Section 6.16(b) is indefinite; provided, however, that, for the avoidance of doubt, the Parties agree that nothing in this Agreement shall restrict Seller’s ability to freely use the Las Vegas Player Information at all times.

(c)                                  The Parties agree that the covenants set forth in this Section 6.16 are reasonable with respect to duration and scope.  If Seller violates any of its obligations under this Section 6.16, Buyer or Parent may proceed against it at Law or in equity for such damages or other relief as a court may deem appropriate.  Seller acknowledges that, a violation of this

Section 6.16 may cause Buyer or Parent irreparable harm which may not be adequately compensated for by money damages.  Seller therefore agrees that, in the event of any actual or threatened violation of this Section 6.16, Buyer and Parent shall be entitled, in addition to other remedies that it may have, to seek a temporary restraining order and to seek preliminary and final injunctive relief against Seller to prevent any violations of this Section 6.16, without the necessity of posting a bond.  It is the intent and understanding of each Party that if, in any action before any court or agency legally empowered to enforce this Section 6.16, any term, restriction, covenant or promise in this Section 6.16 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such court or agency, and such court or agency shall be empowered to reform the terms of this Section 6.16 (including by modifying or reducing the duration, geographical area or scope of this Section 6.16) or to delete specific words or phrases included herein.

Section 6.17                                Monthly Financial Statements and Other Financial Information

Prior to the Closing, subject to the terms of this Section 6.17, Seller shall cause the Company, and the Company agrees, to deliver to Buyer, (a) as soon as possible and in any event within twenty (20) days after the end of each month, a Company-prepared consolidating unaudited balance sheet and statement of income for the month then ended in accordance with GAAP, except for (i) normal year-end adjustments, which will not be material, individually, or in the aggregate, and (ii) the omission of footnote disclosures required by GAAP, and (b) as soon as practicable after becoming available, a Daily Managers’ Report for each Business Day of the Business.  The Company agrees to make Nicholas Polcino (or an executive knowledgeable about the Business designated by ROC’s President and Chief Executive Officer should Mr. Polcino become unavailable for reasons beyond the control of Mr. Polcino or the Company) available to respond to questions concerning operational or financial matters of the Company, upon reasonable prior notice to ROC’s President and Chief Executive Officer, Andy Choy, and in a manner that reasonably minimizes the interference with Mr. Polcino’s performance of his duties to the Company and the disruption to the Company’s business activities.  Buyer shall execute and deliver a confidentiality agreement in form and substance acceptable to Seller as a condition to receiving information pursuant to this Section 6.17.  In addition, Buyer acknowledges that it is (i) aware that the United States securities laws would prohibit any Person who has material non-public information about RHC from purchasing or selling securities of RHC, or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) familiar with the Exchange Act and the rules and regulations thereunder to the extent such rules and regulations relate to the matters referred to in this Section 6.17.  Buyer agrees that it will not use, or permit any other Person to use, any information received pursuant to this Section 6.17 in contravention of applicable securities laws, including the Exchange Act and the rules and regulations thereunder.

Section 6.18                                Payment of Stay Bonuses

After the Closing, the Company, as owned by Buyer, shall, and Buyer shall cause the Company to, pay the Stay Bonuses in accordance with the terms governing the payment of the Stay Bonuses; provided, however, that to the extent the aggregate amount payable pursuant to the Stay Bonuses exceeds the aggregate amount of the Stay Bonuses set forth on Section 4.4(e) of the Seller Disclosure Letter, such excess will be paid by Seller by appropriate allocation in the calculation of the Final Working Capital Adjustment.  The Parties agree that the economic burden resulting from the Company’s payment of the Stay Bonuses shall be borne

50% by Seller and 50% by Buyer and that such burden shall be reflected in the Initial Working Capital and the Closing Date Working Capital.

Section 6.19                                Player’s Club Information

Except for (a) Permitted Encumbrances, (b) for any existing Encumbrance, (c) to secure any Indebtedness existing as of the date of this Agreement, and (d) as contemplated by this Agreement, Seller and the Company each agree not to sell, pledge, lease, dispose of, grant, encumber, license, option, copy or transfer directly or indirectly the Player’s Club Database.  The Parties acknowledge that (i) the Player’s Club Database is subject to certain Liens identified in the Seller Disclosure Letter, (ii) the Player’s Club Database is exclusive to customers of the Business and that Seller maintains a separate, independent database for customers of the Riviera Hotel Casino in Las Vegas, Nevada, (iii) some customers of the Business are also customers of Riviera Hotel Casino in Las Vegas, Nevada, and (d) nothing in this Agreement shall restrict Seller’s ability to use any information concerning customers of the Riviera Hotel Casino in Las Vegas, Nevada that is not derived from the Player’s Club Database even if such information also is contained in the Player’s Club Database (the “Las Vegas Player Information”).  Simultaneously with the execution of this Agreement, Seller and the Company will deposit into escrow with the Escrow Agent, a true, correct and complete copy, in native form, of the Player’s Club Database pursuant to the terms of the Escrow Agreement.  For the avoidance of doubt, the Parties agree that, after the Closing, nothing in this Agreement shall restrict the Company’s ability to sell, pledge, lease, dispose of, grant, encumber, license, option, use, copy or transfer the Player’s Club Database.

Section 6.20                                Available Funds

Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to renew the Wells Fargo Commitment Letter before it expires or replace it with alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement.  Buyer shall, and Parent shall cause Buyer to, promptly (a) deliver to Seller a copy of any document evidencing such renewal or replacement financing, (b) notify Seller in the event that Parent is unable to renew the Wells Fargo Commitment Letter, and the Wells Fargo Commitment Letter expires, and (c) notify Seller in the event that any commitment to provide such replacement financing expires or is terminated, or such replacement financing otherwise is no longer available to Parent or its Affiliates.

Section 6.21                                Satisfaction of Closing Conditions

From the date of execution of this Agreement and until the Closing or the earlier termination of this Agreement, the Parties (a) shall diligently pursue the Closing of the transactions contemplated by this Agreement, (b) shall satisfy or cause to be satisfied as soon as possible all of the conditions to Closing contained in Article 7, and (c) subject to Section 3.1, effect the Closing when all applicable conditions to Closing contained in Article 7 have been satisfied or waived.

Section 6.22                                Name Change; Transfer of Intellectual Property

(a)                                  Within ten (10) days after the Closing Date, the Company shall, and Buyer and Parent shall cause the Company to, file an amendment to the Company’s Articles of Incorporation changing the Company’s name to one which does not include the names “Riviera”

or “Riv”, any names similar thereto, or variant thereof, or any other word or words that could be reasonably confused therewith.  After the Closing, except as permitted by the License Agreement, none of Buyer, Parent or the Company will use the name “Riviera” or “Riv,” any names similar thereto, or variants thereof, or any other word or words that could be reasonably confused therewith.

(b)                                 Notwithstanding anything in this Agreement to the contrary, after the execution of this Agreement and until the Closing, the Parties agree that, the Company is entitled to assign or otherwise transfer any and all Intellectual Property associated with the name “Riviera” and any variants or derivations (including trademarks incorporating the word “Riv” or consisting of or incorporating the capital letter “R” in stylized form or otherwise) related thereto to any of its Affiliates in its sole discretion; provided, however, that if the Company desires to assign or otherwise transfer under this Section 6.22(b) any Company Intellectual Property that is necessary to engage in the Business as it is currently conducted, a condition precedent to such assignment or transfer shall be that the purported transferee agrees to grant to the Company sufficient rights to use such Company Intellectual Property after affecting such assignment or transfer, either under the License Agreement or in an agreement on substantially the same terms as the License Agreement, to allow the Company to engage in the Business as it is currently conducted.

Section 6.23                                Post-Closing Deliveries

Immediately after the Closing, the Company, as owned by Buyer after the Closing, shall deliver to Seller all of the following:

(a)                                  an incumbency and specimen signature certificate with respect to the officers of the Company, as owned by Buyer after the Closing, executing the License Agreement or the Transition Services Agreement, or any other document delivered pursuant to the terms of this Agreement, on behalf of the Company, as owned by Buyer after the Closing; and

(b)                                 a copy of a joint written consent in lieu of meeting of the sole shareholder and the Board of Directors of the Company, as owned by Buyer after the Closing, electing directors and appointing officers, effective as of the Closing; and

(c)                                  the License Agreement and the Transition Services Agreement duly executed by the Company, as owned by Buyer after the Closing.

ARTICLE 7

CONDITIONS TO CLOSING

Section 7.1                                      Conditions to Each Party’s Obligation to Effect the Closing

The respective obligation of each Party to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Buyer and Seller:

(a)                                  No Injunctions or Restraints.  The consummation of the transactions contemplated by this Agreement shall not be restrained, enjoined or prohibited by any final nonappealable judgment, order, award, decision, injunction, decree, ruling, issued, made or rendered by any Governmental Entity, nor shall there have been any such action threatened in writing by any Governmental Entity, and there shall not have been any Law enacted, promulgated or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prevents the consummation of such transactions or has the effect of making such consummation thereof illegal (each, a “Restraint”).

(b)                                 Necessary Governmental Approvals.  All material Governmental Approvals, including the Gaming Approvals, which are required to be obtained for the consummation of the transactions contemplated by this Agreement shall have been obtained or made and shall be in full force and effect as of the Closing Date.

(c)                                  HSR Act.  The waiting period under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or early termination shall have been granted without limitation, restriction or condition.

(d)                                 Escrow Agreement.  The Escrow Agent shall have entered into the Escrow Agreement and the Escrow Agreement shall remain in full force and effect.

Section 7.2                                      Additional Conditions to Obligation of Buyer

The obligation of Buyer to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Buyer:

(a)                                  Representations and Warranties.  The representations and warranties of Seller contained in Article 4 and in any certificate or other writing delivered by or on behalf of Seller pursuant to the terms of this Agreement (i) that are qualified by materiality or Company Material Adverse Effect shall be true and correct, and (ii) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects, in each case at and as of the Closing Date as if made at and as of such date (except for any such representations and warranties that are made as of a specified date, which shall be true and correct, or true and correct in all material respects, as the case may be, only as of such specified date), except, in each case, for changes therein expressly and specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Buyer or Parent.

(b)                                 Performance of Obligations.  Seller and the Company shall have performed or complied with, in all material respects, all covenants, agreements and obligations required to be performed by Seller and the Company, as applicable, under this Agreement, at or prior to the Closing, including delivery of the items listed in Section 3.4.

(c)                                  No Company Material Adverse Effect.  Between the date of this Agreement and the Closing Date, no Company Material Adverse Effect shall have occurred and be continuing.

(d)                                 Officer’s Certificate.  Buyer shall have received a certificate signed on behalf of each of ROC, RHC and the Company by an executive officer of each of ROC, RHC and the Company as to the satisfaction of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c).

(e)                                  Minimum Cage Cash.  At the Closing, the Company shall have Cage Cash on hand on the Real Property in an amount sufficient to meet the requirements of applicable Gaming Laws and not less than Two Million One Hundred Thousand Dollars ($2,100,000).

(f)                                    Ancillary Agreements.  Seller shall have entered into the Ancillary Agreements.

(g)                                 Release of Guarantees.  The Company’s obligations under the Guarantees shall have been released.

For the avoidance of doubt, the Parties acknowledge and agree that the obligations of Buyer and Parent to consummate the transactions contemplated by this Agreement are not conditioned on Buyer or Parent having sufficient funds for the payment of the Purchase Price.

Section 7.3                                      Additional Conditions to Obligation of Seller

The obligation of Seller to effect the Closing is subject to the satisfaction of each of the following conditions on or prior to the Closing Date, any of which may be waived in whole or in part in a writing executed by Seller:

(a)                                  Representations and Warranties.  The representations and warranties of Buyer and Parent contained in Article 5 and in any certificate or other writing delivered by or on behalf of Buyer or Parent pursuant to the terms of this Agreement (i) that are qualified by materiality shall be true and correct, and (ii) that are not qualified by materiality shall be true and correct in all material respects, in each case at and as of the Closing Date as if made at and as of such date (except for any such representations and warranties that are made as of a specified date, which shall be true and correct, or true and correct in all material respects, as the case may be, only as of such specified date), except, in each case, for changes therein expressly and specifically permitted by this Agreement or resulting from any transaction expressly consented to in writing by Seller.

(b)                                 Performance of Obligations of Buyer.  Buyer and Parent shall have performed and complied with, in all material respects, all covenants, agreements and obligations required to be performed by it under this Agreement at or prior to the Closing, including delivery of the items listed in Section 3.2 and Section 3.3.

(c)                                  Officer’s Certificate.  Seller shall have received a certificate signed on behalf of each of Buyer and Parent by an executive officer of each as to the satisfaction of the conditions set forth in Section 7.3(a) and Section 7.3(b).

(d)                                 Ancillary Agreements.  Buyer and Parent shall have entered into the Escrow Agreement.

ARTICLE 8

TERMINATION, TERMINATION FEES AND REMEDIES

Section 8.1                                      Termination

This Agreement may be terminated at any time prior to the Closing (with respect to Section 8.1(b) through Section 8.1(i)), by written notice by the terminating Party to the other Parties):

(a)                                  by mutual written agreement of Buyer and Seller;

(b)                                 by Buyer, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to Buyer if either (i) at the time of an attempted termination, Buyer has a right to terminate this Agreement under Section 8.1(d), in which case an attempted termination of this Agreement under this Section 8.1(b) shall be deemed to be a termination of this Agreement under Section 8.1(d), or (ii) Buyer’s or Parent’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, the failure of the Closing to occur on or before the Outside Date;

(c)                                  by Seller, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the Outside Date; provided, however, that (i) the right to terminate this Agreement under this Section 8.1(c) shall not be available to Seller if Seller’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, the failure of the Closing to occur on or before the Outside Date; or (ii) if, by the Outside Date, the condition set forth in Section 7.1(b) has not been satisfied, but Buyer and Parent are diligently pursuing such Governmental Approvals, Buyer may elect to extend the Outside Date on a one-time basis by a period of up to ninety (90) days, which election shall be effectuated by Buyer’s (1) delivering to Seller, not less than thirty (30) days prior to the original Outside Date, a certificate signed on behalf of each of Buyer and Parent by an executive officer of each notifying Seller of its intention to extend the original Outside Date and representing that Buyer has no reason to believe that the conditions set forth in Section 7.3(a) and Section 7.3(b) (other than the obligation to obtain necessary Governmental Approvals under Section 6.5(a)(ii) and any items that by their terms are subject to receipt of Governmental Approvals under Section 6.5(a)(ii)) will not be satisfied, or are not capable of being satisfied, as the case may be, as of the original Outside Date, (2) depositing with the Escrow Agent an additional amount equal to Five Hundred Thousand Dollars ($500,000) (the “Outside Date Extension Amount”) on or before the original Outside Date, and (3) delivering to Seller, on the original Outside Date, a certificate signed on behalf of each of Buyer and Parent by an executive officer of each representing that the conditions set forth in Section 7.3(a) and Section 7.3(b) (other than the obligation to obtain necessary Governmental Approvals under Section 6.5(a)(ii) and any items that by their terms are subject to receipt of Governmental Approvals under Section 6.5(a)(ii)) are satisfied, or, in the case of delivery of the items listed in Section 3.2 and Section 3.4, are capable of being satisfied, as the case may be, as of the original Outside Date; provided, however, that Buyer shall not have the option to extend the original Outside Date if Buyer’s or Parent’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, the failure of the Closing to occur on or before the original Outside Date;

(d)                                 by either Buyer or Seller, if (i) any Gaming Authority has either notified any Party, or made a determination, that such Gaming Authority will not issue to Parent, Buyer or their respective Affiliates or Gaming Representatives all necessary Gaming Approvals for the consummation of the transactions contemplated by this Agreement by the Outside Date, (ii) any Gaming Authority has advised Parent, Buyer or their respective Affiliates or Gaming Representatives to withdraw any application for Gaming Approvals for the consummation of the transactions contemplated by this Agreement (and has not advised such Person to re-submit such application with modifications thereto) (but only if such application is a requirement for the consummation of the transactions contemplated by this Agreement), or (iii) not all material Governmental Approvals, including the Gaming Approvals, which are required to be obtained for the consummation of the transactions contemplated by this Agreement, have been obtained or made and are in full force and effect on or prior to the Outside Date;

(e)                                  by either Buyer or Seller, if a court of competent jurisdiction or other Governmental Entity (other than a Gaming Authority) shall have issued a Restraint preventing the consummation of the transactions contemplated by this Agreement and such Restraint shall be in effect; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any Party whose misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of such Restraint;

(f)                                    by either Buyer or Seller, if any of Buyer, Seller or their respective Affiliates are required to (i) sell or otherwise dispose of, hold separate or agree to sell or dispose of, any assets, categories of assets or businesses of Buyer, Seller or their respective Affiliates, (ii) terminate existing relationships, contractual rights or obligations, (iii) amend or terminate existing licenses or other intellectual property agreements or enter into new licenses or other intellectual property agreements, (iv) agree to any material limitation or alteration in the manner in which any of Buyer, Seller or their respective Affiliates conduct their businesses currently or in the future, or (v) materially change the terms of the transactions contemplated by this Agreement, in each case, in order to comply with Section 6.5 or to avoid, prevent or terminate any action by any Governmental Entity which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement;

(g)                                 by Buyer, if Seller has wrongfully terminated this Agreement or Seller has breached any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement that (i) would reasonably be expected to result in a failure of a condition set forth in Section 7.2, and (ii) if it is capable of cure, is not cured in all material respects within thirty (30) days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such 30-day period but can be reasonably cured prior to the Outside Date, and Seller is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(g); provided, further, that if Buyer’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, Seller’s breach of any representation, warranty, covenant or agreement on the part of Seller set forth in this Agreement, this Agreement may not be terminated by Buyer pursuant to this Section 8.1(g);

(h)                                 by Seller, if Buyer has wrongfully terminated this Agreement or Buyer has breached any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement that (i) would reasonably be expected to result in a failure of a condition set forth in Section 7.3, and (ii) if it is capable of cure, is not cured in all material respects within thirty (30) days after written notice thereof; provided, however, that if such breach cannot reasonably be cured within such 30-day period but can be reasonably cured prior to the Outside Date, and Buyer is diligently proceeding to cure such breach, this Agreement may not be terminated pursuant to this Section 8.1(h); provided, further, that if Seller’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, Buyer’s breach of any representation, warranty, covenant or agreement on the part of Buyer set forth in this Agreement, this Agreement may not be terminated by Seller pursuant to this Section 8.1(h);

(i)                                     by Seller,

(i)                                     if the representation with respect to the condition set forth in Section 7.3(a) made in a certificate delivered pursuant to Section 8.1(c) was inaccurate as of the date of the certificate as a result of a breach of any representation or warranty set forth in Section 5.1, Section 5.2(a), Section 5.2(b), Section 5.3, Section 5.6, Section 5.7 or Section 5.9 (each, a “Rep Breach”), which Rep Breach is not cured within ten (10) days after written notice from Seller to Buyer identifying a purported Rep Breach (a “Rep Breach Notice”); or

(ii)                                  if the representation with respect to the condition set forth in Section 7.3(b) required to be certified pursuant to Section 8.1(c) made in a certificate delivered pursuant to Section 8.1(c) was inaccurate as of the date of the certificate as a result of a breach of any covenant, agreement or obligation required to be performed by either Buyer or Parent under this Agreement set forth in Section 6.2(a), Section 6.2(c), Section 6.5 or Section 6.20 (each such breach and each Rep Breach is also referred to herein as a “Closing Risk”), which Closing Risk is not cured within ten (10) days after written notice from Seller to Buyer identifying a purported Closing Risk (each such notice and each Rep Breach Notice is also referred to herein as a “Closing Risk Notice”);

provided, however, that, if a Closing Risk cannot reasonably be cured within such ten (10)-day period, but can be reasonably cured within twenty (20) days after Seller’s giving of a Closing Risk Notice, and Buyer or Parent, as the case may be, is diligently proceeding to cure such Closing Risk, this Agreement may not be terminated pursuant to this Section 8.1(i) before the expiration of such twenty (20)-day period; provided, further, that if Buyer, within ten (10) days after Seller’s giving a Closing Risk Notice, provides Seller with written evidence reasonably satisfactory to Seller that (A) the assertion of a Closing Risk was not accurate as of the date of the certificate, or (B) Buyer has already effected a cure of the Closing Risk, Seller shall be deemed to have withdrawn its Closing Risk Notice; provided, further, that the right to terminate this Agreement under this Section 8.1(i) shall not be available to Seller if Seller’s misrepresentation or breach of representation, warranty, covenant or obligation in this Agreement shall have been the primary cause of, or materially contributed to, the inaccuracy in a certificate delivered pursuant to Section 8.1(c);

(j)                                     Buyer may not terminate this Agreement based solely on Seller’s breach of any covenant or agreement on the part of Seller set forth in Section 6.12(k); provided, however, that, for the avoidance of doubt, nothing in this Section 8.1(j) shall prevent Buyer or Parent from exercising its right to indemnification under Article 9 based on Seller’s breach of any covenant or agreement on the part of Seller set forth in Section 6.12(k).

Section 8.2                                      Effect of Termination

In the event of termination of this Agreement as provided in Section 8.1:

(a)                                  this Agreement shall immediately become null and void and of no further force or effect, and there shall be no Liability on the part of Buyer, Parent or Seller, or their respective Affiliates or Representatives hereunder, other than pursuant to the penultimate sentence of Section 6.4(a), Section 6.6, this Section 8.2, Section 8.3, Article 10, Section 10.14 and Section 10.16; provided, however, that nothing contained in this Section 8.2 shall relieve or limit the Liability of any Party for any breach by such Party of the terms and provisions of this Agreement or to impair the right of any Party to compel specific performance by any other Party of its obligations under this Agreement to the extent specific performance is available to such Party under the terms of this Agreement; and

(b)                                 the Confidentiality Agreement shall remain in effect.

Section 8.3                                      Remedies

(a)                                  Mutual Remedies before the Closing.  Notwithstanding any termination right granted in Section 8.1, in the event of the nonfulfillment of any condition to a Party’s Closing obligations, in the alternative, such Party may elect to proceed to close, notwithstanding the nonfulfillment of a Closing condition, it being understood that consummation of the Closing shall be deemed a waiver of the breach of the representation, warranty, covenant or agreement contained in this Agreement that caused the nonfulfillment of such condition and of such party’s rights and remedies with respect thereto to the extent that such Party shall have actual knowledge of such breach and the Closing shall nonetheless occur.

(b)                                 Equitable Relief.  The Parties agree that irreparable damage may occur in the event that any of the covenants in this Agreement are not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that, without posting bond or other undertaking, the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of the covenants set forth in this Agreement and to enforce specifically the terms and provisions of this Agreement, including the obligation to close the transactions contemplated by this Agreement on the Closing Date.  Such remedies shall not be exclusive and shall be in addition to any other remedies, including damages, that any Party may have under applicable Law or under Article 9.

(c)                                  Buyer’s Remedies before the Closing.  In the event that the Closing does not occur, Buyer shall have all remedies available to it at Law or in equity.

(d)                                 Seller’s Remedies before the Closing.

(i)                                     In the event that this Agreement is terminated before the Closing pursuant to Section 8.1(d), Section 8.1(h) or Section 8.1(i), then Buyer shall pay to Seller the Deposit Escrowed Funds by causing the Escrow Agent to release the Deposit Escrowed Funds to Seller (the “Seller Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Buyer no later than five (5) Business Days after the date of such termination.  For the avoidance of doubt, in no event shall Buyer be obligated to pay, or cause to paid, the Seller Termination Fee on more than one (1) occasion.  Seller’s right to receive the Seller Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates against Buyer, Parent and their respective current, former or future Affiliates and representatives for any Damages suffered in connection with this Agreement or the transactions contemplated by this Agreement if this Agreement is terminated before the Closing pursuant to Section 8.1(d), Section 8.1(h) or Section 8.1(i) and payment of the Seller Termination Fee shall be an absolute defense against any claim brought by Seller and its

Affiliates.  Notwithstanding anything in this Section 8.3(d)(i) to the contrary, in the event that this Agreement is terminated before the Closing pursuant to Section 8.1(d), Buyer shall not be required to pay to Seller the Seller Termination Fee unless Seller is in compliance in all material respects with its obligations under this Agreement, including its obligation under Article 6, and shall have satisfied all conditions precedent to the Closing set forth in Section 7.2 (other than those conditions which can only be satisfied at the Closing).  The Parties acknowledge that the agreements contained in this Section 8.3(d)(i) are an integral part of the transactions contemplated by this Agreement, that the Damages resulting from termination of this Agreement under circumstances where a Seller Termination Fee are payable are uncertain and incapable of accurate calculation and that the amounts payable pursuant to this Section 8.3(d)(i) are not a penalty, but rather constitute liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such Seller Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, and that, without these agreements, Seller would not enter into this Agreement.

(ii)                                  In the event that the Closing does not occur, in all circumstances other than upon Buyer’s or Seller’s termination of this Agreement before the Closing pursuant to Section 8.1(d) or Seller’s termination of this Agreement before the Closing pursuant to either Section 8.1(h) or Section 8.1(i), Seller shall have all remedies available to it at Law or in equity.

ARTICLE 9

SURVIVAL; INDEMNIFICATION

Section 9.1                                      Survival of Representations, Warranties, Covenants and Agreements

(a)                                  The representations and warranties made by Seller, Parent and Buyer in this Agreement and in any certificate or other writing delivered by or on behalf of Seller, Parent and Buyer pursuant to the terms of this Agreement shall survive the Closing until (and claims based upon or arising out of such representations and warranties may be asserted at any time before) one (1) year after the Closing Date; provided, however, that the representations or warranties contained in Section 4.1 (Organization of Seller and the Company; Subsidiaries and Investments), Section 4.2 (Authority; No Conflict; Required Filings and Consents), Section 4.3 (Capitalization), Section 4.12 (Environmental Matters), Section 4.16 (Taxes), Section 4.19 (Brokers), Section 5.1 (Organization), Section 5.2 (Authority; No Conflict; Required Filings and Consents) and Section 5.8 (Brokers) shall survive the Closing until, and may be asserted at any time prior to, the later of the date that is forty-five (45) days after the expiration of the statute of limitations (giving effect to any waiver, mitigation or extension thereof mutually agreed to by the Parties) applicable thereto and the date that is forty-five (45) days after the third anniversary of the Closing Date (with respect to any given representation and warranty, the “Survival Period”).  The expiration of the Survival Period with respect to a given representation and warranty provided herein shall not affect a Party in respect of any claim asserted by such Party in reasonable detail in a writing received by the Indemnifying Party prior to the expiration of the Survival Period provided in this Agreement with respect to such representation and warranty.

(b)                                 All covenants and agreements contained herein that by their terms contemplate actions or impose obligations following the Closing shall survive the Closing and remain in full force and effect in accordance with their terms; provided, however, that the covenants of Seller set forth in (i) Section 6.16 (Seller Covenant Not to Solicit Employees) shall remain in full force and effect for the period beginning on the Closing Date and ending on the date that is three (3) months after the expiration of the nonsolicitation period provided therein, and (ii) Section 9.3 (Tax Payments and Indemnification) and Section 6.12 (Tax Matters) shall remain in full force and effect for the period beginning on the Closing Date and ending on the later of the date that is forty-five (45) days after the expiration of the statute of limitations applicable thereto and the date that is forty-five (45) days after the third anniversary of the Closing Date, except in each case with respect to unperformed obligations arising from a claim asserted in good faith by Parent and Buyer in reasonable detail in writing prior to the end of such period.

Section 9.2                                      Indemnification

(a)                                  From and after the Closing, Seller shall defend, indemnify, save and hold harmless Buyer and its Affiliates and their respective Representatives, equityholders, successors and assigns (each, a “Buyer Indemnified Party” and collectively, the “Buyer Indemnified Parties”) from and against any and all costs, losses, Liabilities, damages, claims, demands, expenses, including interest, penalties, actual and reasonable professional fees (including, but not limited to, attorneys’ fees) and all amounts paid in investigation, defense or settlement of any of the foregoing (herein, “Damages”), paid or incurred, in connection with, arising out of or resulting from:

(i)                                     any breach of any warranty or the inaccuracy of any representation made by Seller contained or referred to in this Agreement or any certificate or other writing, including exhibits (other than the License Agreement and the Transition Services Agreement), delivered by or on behalf of Seller pursuant to the terms of this Agreement, including in the Escrow Agreement;

(ii)                                  any breach of or failure to perform any covenant or agreement made, or to be performed, by Seller in this Agreement or in the Escrow Agreement; or

(iii)                               any of the circumstances or events set forth in Exhibit G.

(b)                                 From and after the Closing, Buyer, Parent and the Company shall, jointly and severally, defend, indemnify, save and hold harmless Seller and its Affiliates and their respective Representatives, equityholders, successors and assigns (each, a “Seller Indemnified Party” and collectively, the “Seller Indemnified Parties”) from and against any and all Damages paid or incurred, in connection with, arising out of or resulting from:

(i)                                     any breach of any warranty or the inaccuracy of any representation made by Buyer or Parent contained or referred to in this Agreement or any certificate or other writing, including exhibits (other than the License Agreement and the Transition Services Agreement), delivered by or on behalf of Buyer or Parent pursuant to the terms of this Agreement, including in the Escrow Agreement;

(ii)                                  any breach of or failure to perform any covenant or agreement made, or to be performed, by Buyer or Parent in this Agreement or in the Escrow Agreement; or

(iii)                               any breach of or failure to perform any covenant or agreement made, or to be performed by, the Company in this Agreement or the Escrow Agreement, in each case, after the Closing.

Section 9.3                                      Tax Payments and Indemnification

(a)                                  In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be, (i) in the case of Taxes imposed on real, personal and intangible property and any other Taxes levied on an annual or other periodic basis (“Per Diem Taxes”) of the Company, the amount of such Taxes for the entire period multiplied by a fraction, the numerator which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire relevant Straddle Period, and (ii) in the case of Taxes not described in subparagraph (i) above, the amount of any such Taxes shall be determined as if such taxable period ended as of the close of business on the Closing Date.

(b)                                 Seller shall be liable for and pay, and, pursuant to this Article 9, shall indemnify, save and hold harmless each Buyer Indemnified Party from and against any and all Damages paid or incurred, in connection with, arising out of or resulting from Taxes (including Taxes pursuant to a Contract or otherwise) payable by the Company, or for which the Company is liable, in each case attributable to taxable years or periods ending on or prior to the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, except to the extent such Taxes have been accrued on the Closing Date Balance Sheet and taken into account in determining the final Closing Date Working Capital.  Buyer shall be liable for and pay, and, pursuant to this Article 9, shall indemnify Seller from and against, all Taxes applicable to the Company that are attributable to taxable years or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date; provided, however, that Buyer shall not be liable for or pay, and shall not indemnify Seller from and against, any Taxes for which Seller is liable under this Agreement; including pursuant to the preceding sentence or Section 6.12.

(c)                                  Seller, Parent or Buyer, as the case may be, shall provide reimbursement for any Tax paid, plus professional fees incurred by one Party all or a portion of which is the responsibility of the other Party in accordance with the terms of Section 6.12 or this Section 9.3 without regard to the Threshold or Cap.  Not later than ten (10) days prior to the payment of any such Tax, the Party paying such Tax shall give notice to the other Party of the Tax payable and the portion which is the liability of each Party, although failure to do so will not relieve the other Party from its liability hereunder.

(d)                                 Notwithstanding anything to the contrary in this Agreement, the covenants and agreements of Buyer and Seller under this Section 9.3 shall remain in full force and effect for the period beginning on the Closing Date and ending on the earlier of the date that is thirty (30) days after the expiration of the statute of limitations applicable thereto, and the date that is thirty (30) days after the fourth anniversary of the Closing Date, except in each case with respect to unperformed obligations arising from a claim asserted in good faith by Buyer or Seller in reasonable detail in writing prior to the end of such period.

Section 9.4                                      Procedure for Claims between Parties

(a)                                  If a claim for Damages is to be made by a Buyer Indemnified Party or Seller Indemnified Party (each, an “Indemnified Party” and collectively, the “Indemnified Parties”), such Indemnifying Party shall give written notice briefly describing the claim and the total monetary Damages (or, if not reasonably capable of calculation, an estimate of the total monetary Damages) sought (each, an “Indemnification Notice”) to the indemnifying party hereunder (the “Indemnifying Party” and collectively, the “Indemnifying Parties”) within a reasonable time period after such Indemnified Party becomes aware of any fact, condition or event that may give rise to Damages for which indemnification may be sought under this Article 9.

(b)                                 Any indemnification claim under Section 9.2(a) or Section 9.3 must be made against the Indemnity Escrowed Funds until the Indemnity Escrowed Funds have been fully exhausted or fully disbursed.

Section 9.5                                      Defense of Third Party Claims

(a)                                  If any lawsuit or enforcement action is filed against an Indemnified Party by any third party (each, a “Third Party Claim”) for which indemnification under this Article 9 may be sought, an Indemnification Notice thereof shall be given to the Indemnifying Party as promptly as practicable.  The failure of any Indemnified Party to timely give an Indemnification Notice hereunder shall not affect the rights to indemnification hereunder, except to the extent that the Indemnifying Party was actually materially prejudiced by such failure.

(b)                                 The Indemnifying Party shall be entitled, if it so elects at its own cost and expense, to (i) take control of the defense and investigation of a Third Party Claim, (ii) employ and engage attorneys of its own choice (provided, however, that such attorneys are reasonably acceptable to the Indemnified Party) to handle and defend the same, and (iii) compromise or settle such claim, which compromise or settlement shall be made only (x) with the written consent of the Indemnified Party, such consent not to be unreasonably delayed, conditioned or withheld, or (y) if such compromise or settlement contains an unconditional release of the Indemnified Party in respect of such claim.  If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of such Third Party Claim and any appeal arising therefrom; provided, however, that the Indemnified Party may, at its own cost, participate in (but not control) the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom.  The Parties shall cooperate with each other in any notifications to insurers.  If the Indemnifying Party fails to assume the defense of such claim within thirty (30) days after the Indemnification Notice was given, the Indemnified Party against which such claim has been asserted will have the right to undertake, subject to the provisions and limitations of Article 9, the defense, compromise or settlement of such Third Party Claim; provided, however, that such claim shall not be compromised or settled without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably delayed, conditioned or withheld, and any such compromise or settlement shall include an unconditional release of the Indemnifying Party in respect of such claim.  If the Indemnified Party assumes the defense of the claim, the Indemnified Party will keep the Indemnifying Party reasonably informed of the progress of any such defense, compromise or settlement.  Notwithstanding anything to the contrary in this Section 9.5, any Buyer Indemnified Party shall be entitled, if it so elects, at its own expense, to (x) take control of the defense and investigation of any Third Party Claim which relates to compliance with applicable Laws, issues relating to the reputation of Parent, Buyer or any of their respective Affiliates or the ongoing business operations of Parent, Buyer or any of their respective Affiliates, (y) employ and engage attorneys of its own choice to handle and defend the same, and (z) compromise or settle such claim.

Section 9.6                                      Limitations on Indemnity

(a)                                  No Buyer Indemnified Party shall, with respect to any claim for indemnification, seek, or be entitled to, indemnification from Seller pursuant to Section 9.2(a)(i) unless (i) written notice of such claim is given to the Indemnifying Party during the applicable Survival Period, specifying the details of the alleged misrepresentation, breach of warranty or liability, and (ii) the aggregate amount of all Damages for which such Buyer Indemnified Party is entitled to indemnification pursuant to Section 9.2(a)(i) exceeds, on a cumulative basis, Five Hundred Seventy Thousand Dollars ($570,000) (the “Threshold”), after which such Buyer Indemnified Party shall be entitled to recover, subject to the limitations in this Section 9.6(a), the entire Damages amount, including the amount below the Threshold.  In no event shall the aggregate Damages recovered by the Buyer Indemnified Parties pursuant to Section 9.2(a)(i) exceed, on a cumulative basis, Seven Million Six Hundred Thousand Dollars ($7,600,000) (the “Cap”).  Notwithstanding the foregoing, the Threshold and Cap shall not apply to indemnification claims made by the Buyer Indemnified Parties pursuant to Section 9.2(a)(i) with respect to breaches of the representations and warranties of Seller in Section 4.1 (Organization of Seller and the Company; Subsidiaries and Investments), Section 4.2(a) (Authority), Section 4.3 (Capitalization), Section 4.12 (Environmental Matters), Section 4.16 (Taxes) and Section 4.19 (Brokers); provided, however, that with respect to breaches of such representations and warranties, and breaches of covenants and agreements hereunder, including Section 9.3, in no event shall the aggregate Damages recovered by the Buyer Indemnified Parties pursuant to such sections, covenants and agreements hereunder, together with all other Damages recovered under Section 9.2(a), exceed the Closing Payment as subsequently adjusted for the Final Working Capital Adjustment.  Notwithstanding the foregoing, the aggregate amount of Damages to which the Buyer Indemnified Parties are entitled with respect to Seller’s breach of Section 6.12(k) shall not exceed an amount equal to the shortfall in NOL Equivalents required to be made available by Seller to Buyer pursuant to Section 6.12(k) plus any and all actual and reasonable professional fees (including, but not limited to, attorney’s fees) incurred by the Buyer Indemnified Parties directly related thereto, multiplied by 35% (taking into account the Buyer Limitations).  For this purpose, the shortfall in NOL Equivalents shall be equal to Fourteen Million Five Hundred Eighteen Thousand Dollars ($14,518,000) reduced by the amount of NOL Equivalents made available by Seller to Buyer pursuant to Section 6.12(k) (taking into account the Buyer Limitations).

(b)                                 In calculating the amount of any Damages payable to a Buyer Indemnified Party or a Seller Indemnified Party hereunder, the amount of the Damages shall (i) not be duplicative of any other Damage for which an indemnification claim has been made, and (ii) be computed net of any amounts recovered by such Indemnified Party under any insurance policy with respect to such Damages (net of any costs and expenses incurred in obtaining such insurance proceeds, and net of any Taxes imposed on such proceeds).  If an Indemnifying Party pays an Indemnified Party for a claim and subsequently insurance proceeds in respect of such claim are collected by the Indemnified Party, then the Indemnified Party promptly shall remit the insurance proceeds (net of any costs and expenses incurred in obtaining such insurance proceeds, and net of any Taxes imposed on such proceeds) to the Indemnifying Party, but only to the extent that such proceeds do not exceed such payment previously made by the Indemnifying Party.

(c)                                  Notwithstanding anything in this Agreement to the contrary (i) the term “Damages” shall not include any consequential damages of an Indemnified Party of any kind, damages consisting of business interruption or lost profits (regardless of the characterization thereof), any damages computed through the use of a multiple of earnings, discounted cash flow or a multiple of any other financial measure of performance, or punitive damages, other than punitive damages awarded to a third party, (ii) the Buyer Indemnified Parties shall not be entitled to recovery under Section 9.2 or Section 9.3 to the extent the matter in question, taken together with all similar matters, does not exceed the amount of any reserves and accruals with respect to such matters, which are reflected in the calculation of Closing Date Working Capital, (iii) no Indemnifying Party shall be liable for any Damages to the extent that such Damages suffered by any Indemnified Party result from the failure of such Indemnified Party to take reasonable and prudent action in good faith, if appropriate under the circumstances, to mitigate such Damages, including the use of commercially reasonable efforts to recover under a policy of insurance or to assert contractual rights, and, in any event, to the extent of any recovery under a policy of insurance or a contractual right; provided, however, that such mitigation would have materially decreased the amount of Damages being sought by the Indemnified Party, and (iv) the Buyer Indemnified Parties shall not be entitled to recovery under Section 9.2 with respect to a breach of Section 4.16 to the extent the Tax matter for which a claim had been asserted is less than the estimate, accrual or reserve for accrued Taxes on the Closing Statement (as adjusted, if applicable, pursuant to the terms of Section 2.5), net of all other Tax matters which have theretofore been charged against such estimate, accrual or reserve.

Section 9.7                                      Exclusive Remedy

Except as provided in Section 6.16, after the Closing, the indemnities provided in this Article 9 shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any claims regarding matters arising under or otherwise relating to this Agreement and each exhibit (other than the License Agreement and the Transition Services Agreement), the Seller Disclosure Letter, document or certificate delivered pursuant to the terms of this Agreement.  Without limiting the foregoing, each of Buyer, Parent and Seller hereby waives (and, by their acceptance of the benefits under this Agreement, each Buyer Indemnified Party and Seller Indemnified Party hereby waives), from and after the Closing, any and all rights, claims and causes of action (other than claims of, or causes of action arising from fraud, intentional misrepresentation with intent to mislead, remedies that cannot be waived as a matter of Law, or equitable remedies) such Party may have against the other Party arising under or based upon this Agreement or any exhibit (other than the License Agreement and the Transition Services Agreement), the Seller Disclosure Letter, document or certificate delivered pursuant to the terms of this Agreement, and no legal action sounding in tort, statute or strict liability may be maintained by any Party with respect thereto (other than a legal action brought solely to enforce the provisions of this Article 9).  Notwithstanding anything to the contrary in this Section 9.7, in the case of (a) any fraud or intentional misrepresentation with intent to mislead, (b) remedies that cannot be waived as a matter of Law, or (c) equitable remedies, any Indemnified Party shall have all remedies available at Law or in equity with respect thereto.

Section 9.8                                      Treatment of Indemnification Payments

All indemnification payments made pursuant to this Article 9 shall be treated by the parties for income Tax purposes as adjustments to the Purchase Price, unless otherwise required by applicable Law.

ARTICLE 10

MISCELLANEOUS

Section 10.1                                Definitions.

(a)                                  For purposes of this Agreement, the term:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned Person.  With respect to Buyer, for purposes of Section 6.5, Affiliate shall include those Persons required to make a filing with any Gaming Authority, whether as a key person or otherwise.  With respect to the Seller, after the Closing, Affiliate shall not include the Company or any of its owners, managers, directors, officers or employees.  With respect to Buyer, after the Closing, the term “Affiliate” shall include the Company.

“Agreed Accounting Principles” means GAAP; provided, however, that, with respect to any matter as to which there is more than one generally accepted accounting principle, Agreed Accounting Principles means the generally accepted accounting principles consistently applied in the preparation of the Latest Audited Company Balance Sheet; provided, further, that, for purposes of the Agreed Accounting Principles, no known adjustments for items or matters, regardless of the amount thereof, shall be deemed to be immaterial.

“Ancillary Agreements” means the Escrow Agreement, the License Agreement and the Transition Services Agreement.

“Antitrust Laws” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, or lessening of competition through merger or acquisition.

“Applicable Rate” means the prime rate published in The Wall Street Journal on the Determination Date, or if that rate is no longer published, a comparable rate.

“Auditor” means Ernst & Young, or if Ernst & Young is unwilling or unable to serve in such capacity, then another independent accounting firm of national reputation as shall be promptly and reasonably agreed to by Buyer and Seller.

“Bankruptcy Case” means all of the proceedings related to the petition for relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code filed by ROC, RHC and the Company with the United States Bankruptcy Court for the District of Nevada on July 12, 2010, including the substantial consummation of the related Second Amended Joint Plan of Reorganization on April 1, 2011.

“Business Day” means any day, other than a Saturday, Sunday or a day on which banks located in the State of Colorado shall be authorized or required by Law to close.

“Buyer’s Knowledge” means the actual present knowledge of John Farahi or Ron Rowan, and the knowledge that each such Person would have obtained after reasonable due diligence or inquiry in light of the circumstances.

“Cage Cash” means all of the Company’s cash, negotiable instruments and other cash equivalents located on the Real Property, including cash, negotiable instruments and other cash equivalents located in cages, drop boxes, kiosks and slot machines and other gaming devices on the Real Property.

“Casino Management Fees” means the fees payable by the Company to Seller for casino management services described in Section 4.6 of the Seller Disclosure Letter.

“Casino Management Payment” means the aggregate amount of the Casino Management Fees owing and payable as of the Closing by the Company to Seller.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned, licensed, or used by the Company that is material to the operation of the Business as presently conducted.

“Company Material Adverse Effect” means any change, state of facts, development, circumstance, effect, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, properties, Liabilities, operations, condition (financial or otherwise) or results of operations of the Company or the Business or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that any change, effect, event or occurrence resulting from (i) changes in international or national political or regulatory conditions generally, (ii) changes or conditions generally affecting the U.S. economy or financial markets, the Denver Standard Metropolitan Statistical Area, or the industry in which the Company operates, (iii) changes in Tax rates or the imposition of new Taxes, other than changes in state or local gaming Tax rates in the State of Colorado in excess of the gaming tax rate in effect for the fiscal year ended June 30, 2011, (iv) the introduction or material expansion of gaming in any state adjoining the State of Colorado, (v) the opening of any new, or the material expansion of any existing, gaming facility in Colorado, (vi) the termination by the Company of the arrangement described in Section 4.6 of the Seller Disclosure Letter pursuant to which Seller provides casino management services to the Company, (vii) any change in Law or GAAP, or interpretation thereof, (viii) any act of terrorism, war (whether or not declared), natural disaster, act of God or severe weather conditions, (ix) failure to meet projections, forecasts or revenue or earnings projections for any period, (x) any action taken by or omission to act by, or with the express consent of, Buyer, or (xi) the negotiation, execution or announcement of this Agreement, the pendency of the transactions contemplated by this Agreement or the performance of the obligations under this Agreement shall be deemed not to constitute a “Company Material Adverse Effect”; except that, in the case of the foregoing clauses (i), (ii), (iii), (vii) or (viii) only to the extent such changes do not disproportionately impact the Company or the Business relative to other companies in the industry in which the Business is conducted.

“Contract” means any legally binding agreement, contract, lease, power of attorney, note, loan, understanding, arrangement, evidence of Indebtedness, purchase order, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, commitment, policy, purchase and sales order and other executory commitment to which any Person is a party or to which any of the assets of such Person are subject.

“Encumbrances” means Liens, covenants, conditions, restrictions, easements, title defects, options, rights of first offer, rights of first refusal, restrictions on transfer (other than restrictions on transfer under applicable securities Laws), rights of other parties, limitations on use, limitations on voting rights, or other encumbrances of any kind or nature.

“Environmental Claim” means any claim, action, cause of action, investigation or written notice by any Person alleging potential liability arising out of, based on or resulting from (i) the presence, Release of or exposure to any Hazardous Materials at the Real Property or to Hazardous Materials at any third party property generated by or resulting from the operations of the Company, or (ii) circumstances forming the basis of any violation by the Company of any Environmental Law.

“Environmental Laws” means all Laws which govern (or purport to govern) or relate to pollution, protection of the environment, Releases or threatened Releases of Hazardous Materials, solid or hazardous waste, or natural resource damages, as any of these terms are or may be defined in such Laws, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials, all Laws relating to protection of occupational safety and health, and all Laws with regard to record-keeping, notification, disclosure and reporting requirements respecting Hazardous Materials, including the following:  the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendment and Reauthorization Act of 1986, 42 U.S.C., et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976 and subsequent Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C., et seq.; the Clean Water Act, as amended, 33 U.S.C., et seq.; the Clean Air Act, as amended, 42 U.S.C.-7642; the Toxic Substances Control Act, as amended, 15 U.S.C. et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act as amended, 7 U.S.C.-136y; and the Emergency Planning and Community Right-to-Know Act of 1986, as amended, 42 U.S.C., et seq. (Title III of SARA).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fixtures” means all fixtures owned by the Company and placed on, attached to, or located at and used in connection with the operation of the Real Property.

“Gaming Approvals” means all licenses, permits, approvals, authorizations, registrations, findings of suitability, franchises, entitlements, waivers and exemptions issued by any Gaming Authority necessary for or relating to the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, including the ownership, operation, management and development of the Real Property and the Business.

“Gaming Authority” means any Governmental Entity with regulatory control or jurisdiction over the conduct of lawful gaming or gambling in any jurisdiction, foreign or domestic, including the Colorado Division of Gaming and the Colorado Limited Gaming Control Commission.

“Gaming Laws” means any federal, state, local or foreign statute, ordinance, rule, regulation, permit, consent, registration, finding of suitability, approval, license, judgment, order, decree, injunction or other authorization, including any condition or limitation placed thereon, governing or relating to lawful gaming or gambling activities and operations in any jurisdiction, foreign or domestic, including the Colorado Limited Gaming Act of 1991 and the rules and regulations promulgated thereunder, including the policies, interpretations and administration thereof by the Colorado Division of Gaming and the Colorado Limited Gaming Control Commission.

“Gaming License” means the Company’s Colorado business gaming licenses, together with all applicable conditions and renewals thereto.

“Gaming Representative” means, with respect to any Person, the directors, officers, key employees, shareholders, members or managers of such Person, or Persons otherwise holding any ownership interest in such Person.

“Governmental Entity” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof, (ii) federal, state, local, municipal, foreign or other government, or (iii) governmental or quasi-governmental authority of any nature (including any Gaming Authority and governmental division, department, bureau, agency, commission, instrumentality, official, organization, body or entity and any court, arbitrator or other tribunal).

“Hazardous Materials” means, without limitation, any chemicals, materials or substances, regardless of concentration, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants,” or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum or petroleum products and asbestos or asbestos-containing materials, polychlorinated biphenyls, or any other chemicals, materials or substances defined or regulated as toxic, or hazardous or as a pollutant or contaminant under any applicable Environmental Law.

“Indebtedness” of any Person means (i) indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, including any related interest, prepayment penalties or premiums, fees and expenses, (ii) amounts owing as deferred purchase price for property or services, including all capital leases, seller notes and “earn-out” payments, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, including any related interest, prepayment penalties or premiums, fees and expenses, (iv) obligations under any interest rate, currency or other hedging agreement or reimbursement obligations in connection with letters of credit, (v) all Liabilities reflected or reserved against in the balance sheet of such Person, or (vi) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (v) above; provided, however, that Liabilities set forth in the Working Capital calculation attached as Exhibit B in the column labeled “Adjusted” under “Current Assets” shall not constitute “Indebtedness.”

“Intellectual Property” means all of the following in any jurisdiction: (i) patents, patent applications and patent disclosures, as well as any reissues, continuations, continuations in part, divisions, revisions, extensions or reexaminations thereof, (ii) trademarks, service marks, certification marks, trade dress, trade names, brand names, slogans, logos and other indicia of origin, Internet domain names, and corporate names (and all translations, adaptations, derivations, and combinations of the foregoing), together with all of the goodwill associated therewith, (iii) copyrights and copyrightable works, (iv) registrations, applications for registration and any renewals or extensions for any of the foregoing, (v) computer software (including source code and object code), data, databases and documentation thereof, (vi) Trade Secrets, (vii) all other intellectual property and proprietary rights, (viii) all advertising and promotional materials, (ix) writings, compilations and other works, whether copyrightable or not, (x) all copies and tangible embodiments of any of the foregoing, in whatever form or medium, and (xi) all rights to sue for past, present and future infringement or misappropriation of any of the foregoing.

“IRS” means the Internal Revenue Service, a division of the United States Treasury Department, or any successor thereto.

“Law” means any foreign or U.S. domestic law (whether federal, state or local), statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award, policies, guidance, court decision, rule of common law or finding, including any Gaming Laws.

“Legal Proceeding” means any proceeding, arbitration, hearing, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before any Governmental Entity.

“Liability” and “Liabilities” mean any direct or indirect liability, obligation, commitment or expense of any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“License Agreement” means the Trademark and Domain Name License Agreement to be entered into among ROC, RHC and the Company, as owned by Buyer after the Closing, at the Closing, in the form attached hereto as Exhibit H.

“Lien(s)” means any deed of trust, pledge, lien, security interest, or installment sale agreement.

“Outside Date” means the last day of the calendar month of the date that is nine (9) months after the date of this Agreement, which date may be extended on a one-time basis by a period of up to ninety (90) days pursuant to Section 8.1(c).

“Permitted Encumbrances” means:

(i)                                     Encumbrances arising in the ordinary course of business for carriers’, warehousemen’s, mechanics’ and materialmen’s Encumbrances not filed of record, maritime Liens and charges, assessments and other governmental charges not delinquent or that are currently being contested in good faith by appropriate proceedings;

(ii)                                  Encumbrances for Taxes not yet due and payable;

(iii)                               Deposits or pledges in the ordinary course of business to secure payment of workers’ compensation or unemployment insurance mandated under applicable Law;

(iv)                              Encumbrances in respect of judgments or awards with respect to which Seller shall in good faith currently be prosecuting an appeal or other proceeding for review and with respect to which the Company shall have (A)  secured a stay of execution pending such appeal or such proceeding for review, and (B)  disclosed in the Seller Disclosure Letter;

(v)                                 Encumbrances created by or deemed approved by Buyer prior to Closing;

(vi)                              easements, leases, reservations or other rights of others in, or minor defects and irregularities in title to, property or assets of the Company; provided, however, that, such easements, leases, reservations, rights, defects or irregularities do not materially impair or affect the use of such property or assets for the purposes for which they are held or detract from the value of such property in any material respect;

(vii)                           zoning and subdivision ordinances; and

(viii)                        any matter, other than any Real Property Lien, included as an exception to coverage in the Title Policy or shown on the Survey.

“Person” means an individual, corporation, limited liability company, partnership (of any kind), association, trust, unincorporated organization, other entity or “group” (as defined in Rule 13d-5(b)(1) promulgated under the Exchange Act), or Governmental Entity.

“Real Property” means Lot 1, Block 1, Riviera Hotel and Casino Black Hawk Minor Subdivision, City of Black Hawk, County of Gilpin, State of Colorado and all related Structures, Fixtures and easements and other rights appurtenant thereto that are owned by the Company, including, without limitation, all minerals, oil, gas and other hydrocarbon substances thereon, all development rights, air rights, water, water rights and water stock relating thereto, all strips and gores, and Seller’s right, title and interest in and to any streets, alleys, easements rights of way and public ways.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means, with respect to any Person, the Gaming Representatives, employees, financial advisors, legal advisors, agents or other representatives of such Person.

“Seller Parent Credit Facilities” means the credit facilities governed by the terms of (i) the Series A Credit Agreement among RHC, as borrower, certain Domestic Subsidiaries (as defined therein) of the Borrower from time to time party thereto, as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent, dated as of April 1, 2011, and (ii) the Series B Credit Agreement among RHC, as borrower, certain Domestic Subsidiaries (as defined therein) of the Borrower from time to time party thereto, as guarantors, the lenders party thereto and Cantor Fitzgerald Securities, as administrative agent, dated as of April 1, 2011.

“Seller’s Knowledge” means the actual present knowledge of Andy Choy, Larry King, Tullio Marchionne, Nicholas Polcino or Briceson Kahler, and the knowledge that each such Person would have obtained after reasonable due diligence or inquiry in light of the circumstances.

“Stay Bonuses” means any and all amounts payable pursuant to the terms of the Stay Put Bonus Agreements described in Section 4.10(a) of the Seller Disclosure Letter.

“Subsidiary” means, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner or managing member or (ii) at least 50% of the securities or other equity interests having by their terms voting power to elect a majority of the board of directors (or others performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such Person or by any one or more of its Subsidiaries.

“Survey” means the survey entitled “ALTA/ACSM LAND TITLE SURVEY” dated January 31, 2011, last revised on April 5, 2011, and prepared by Zylstra Baker Surveying, Inc. and previously delivered to Buyer.

“Tax(es)” means any federal, state, local or foreign income taxes, charges, fees, levies, tariffs, duties, liabilities, impositions or other assessments of any kind imposed by any tax authority or other Governmental Entity, including gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital gain, intangible, environmental (including taxes under Section 59A of the Code or otherwise), custom duties, capital stock, profits, franchise, employee’s income withholding, foreign withholding, social security (or its equivalent), unemployment, disability, real property, personal property, sales, use, transfer, gaming, value added, registration, alternative or add-on minimum, estimated or other tax of any kind, including any interest, penalties or additions to tax in respect of the foregoing, whether disputed or not, any Tax Liability for such amounts as a result either of being a member of a combined, consolidated, unitary or affiliated group and any obligation to indemnify, assume or succeed to the liability of any other Person in respect of the foregoing, by Contract, or otherwise.

“Tax Determination” has the meaning set forth in Section 6.12(f).

“Tax Liability” shall mean any liability (whether known or unknown, whether absolute or contingent, whether liquidated or unliquidated, and whether due or to become due) with respect to Taxes.

“Tax Return” means any report, return (including any information return), amended return (including any amended information return) claim for refund, election, estimated Tax filing or payment, request for extension, document, declaration or other information or filing required to be supplied to any tax authority or other Governmental Entity with respect to Taxes, including attachments thereto and amendments thereof.

“Third Party Intellectual Property” means any rights to Intellectual Property owned by any Person other than the Company, Seller or their respective Affiliates.

“Title Policy” means the title insurance policy issued by Mountain Land Title on behalf of First American Title Insurance Company as Policy No. 5011408-0002169e, dated April 1, 2011.

“Trade Secrets” means any formula, design, device or compilation, or other information that is used or held for use by a business, that gives the holder thereof an advantage or opportunity for advantage over competitors who do not have or use the same, and that is not generally known by the public.  Trade Secrets include, by way of example, formulas, market surveys, market research studies, information contained on drawings and other documents, and information relating to research, development or testing.  Trade Secrets include all member data contained in the Player’s Club Database.

“Transition Services Agreement” means the Transition Services Agreement to be entered into among ROC, RHC and the Company, as owned by Buyer after the Closing, at the Closing, in the form attached hereto as Exhibit I.

“Treasury Regulation(s)” means the income Tax regulations, including temporary regulations (but excluding proposed regulations), promulgated under the Code by the U.S. Department of the Treasury, as such regulations will be amended from time to time.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988.

“Working Capital” means the current assets (including a minimum of Two Million One Hundred Thousand Dollars ($2,100,000) in Cage Cash) of the Company minus the current liabilities (including 50% of off-balance sheet liabilities) of the Company, determined in accordance with (i) the Agreed Accounting Principles and (ii) the Working Capital calculation attached as Exhibit B; provided, however, that Working Capital shall not include any amounts in respect of Indebtedness of the Company or the Casino Management Payment.

“Working Capital Target Amount” means Two Million One Hundred Thousand Dollars ($2,100,000).

The following are defined elsewhere in this Agreement, as indicated below:

Terms	Cross Reference in Agreement
Adjustments	Section 2.4
Affiliated Person	Section 4.6
Agreement	Preamble
Audited Annual Company Financial Information	Section 4.4(a)
Audited Annual RHC Financial Information	Section 4.4(a)
Balance Sheet Dispute Notice	Section 2.5(b)
Blackstone Phase I	Section 4.12
Broker	Section 4.19
Business	Recitals
Buyer	Preamble
Buyer Limitations	Section 6.12(k)
Buyer Indemnified Party(ies)	Section 9.2(a)
Buyer Permits	Section 5.4(a)
Buyer Plans	Section 6.3(b)
Cap	Section 9.6(a)
CIM	Section 4.9(e)
Closing	Section 3.1
Closing Balance Sheet	Section 2.5(a)
Closing Date	Section 3.1
Closing Date Working Capital	Section 2.5(a)
Closing Payment	Section 2.1
Closing Risk	Section 8.1(i)(i)
Closing Risk Notice	Section 8.1(i)(i)
Closing Statement	Section 2.5(a)
Company	Preamble
Company Benefit Plans	Section 4.15(a)

Terms	Cross Reference in Agreement
Company Indemnified Parties	Section 6.13(a)
Company Permits	Section 4.13(a)
Confidentiality Agreement	Section 6.4(a)
Damages	Section 9.2(a)
Deposit Escrow Amount	Section 2.2(a)
Deposit Escrowed Funds	Section 2.2(a)
Determination Date	Section 2.5(c)
Employee(s)	Section 4.15(a)
ERISA	Section 4.15(a)
Escrow Agent	Section 2.2(a)
Escrow Agreement	Section 2.2(a)
Estimated Working Capital Deficiency	Section 2.4
Estimated Working Capital Excess	Section 2.4
Fresh Start Balance Sheet	Section 4.4(a)
Final Working Capital Adjustment	Section 2.5(d)
Financial Information	Section 4.4(a)
GAAP	Section 4.4(a)
Governmental Approvals	Section 6.5(a)
Guaranteed Obligations	Section 10.14(a)
Guarantees	Section 3.4(r)
HSR Act	Section 4.2(c)
HSR Fees	Section 10.16
Indemnification Notice	Section 9.4(a)
Indemnified Party(ies)	Section 9.4(a)
Indemnifying Party(ies)	Section 9.4(a)
Indemnity Escrow Amount	Section 2.3
Indemnity Escrowed Funds	Section 2.3
Initial Working Capital	Section 2.4
Inspection	Section 6.4(a)
Las Vegas Player Information	Section 6.19
Latest Audited Company Balance Sheet	Section 4.4(a)
Material Contract	Section 4.10(b)
NOL Equivalents	Section 6.12
Outside Date Extension Amount	Section 8.1(c)
Parent	Preamble
Party(ies)	Preamble
Per Diem Taxes	Section 9.3(a)
Player’s Club	Section 4.9(e)
Player’s Club Database	Section 4.9(e)
Pre-Closing Balance Sheet	Section 2.4
Pre-Closing Closing Statement	Section 2.4
Pre-Closing Tax Period	Section 6.12(b)
Purchased Shares	Recitals
Purchase Price	Section 2.1
Purchased Shares	Recitals
Real Property Liens	Section 4.17(a)
Rep Breach	Section 8.1(i)(i)
Rep Breach Notice	Section 8.1(i)(i)

Terms	Cross Reference in Agreement
Restraint	Section 7.1(a)
Retained Indebtedness	Section 2.6
RHC	Preamble
ROC	Preamble
Securities Act	Section 5.5
Seller	Preamble
Seller Disclosure Letter	Article 4
Seller Indemnified Party(ies)	Section 9.2(b)
Seller Leased Gaming Devices	Section 4.8
Seller Review Period	Section 2.5(b)
Seller Termination Fee	Section 8.3(d)(i)
Straddle Period	Section 6.12(c)
Structures	Section 4.17(a)(ii)
Survival Period	Section 9.1(a)
Tax Determination	Section 6.12(f)
Third Party Claim	Section 9.5(a)
Threshold	Section 9.6(a)
Unaudited Quarterly Company Financial Information	Section 4.4(a)
Unaudited Quarterly RHC Financial Information	Section 4.4(a)
Wells Fargo Commitment Letter	Section 5.6

Section 10.2                                Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury; Prevailing Party Legal Fees

(a)                                  This Agreement shall be governed by and construed in accordance with the internal substantive Laws (other than conflicts-of-law principles) of the State of Nevada.  Each Party irrevocably consents to the personal jurisdiction of the state and federal courts located in the State of Nevada in connection with any controversy related to this Agreement, waives any argument that venue in any such forum is not convenient and agrees that any litigation initiated by any of them in connection with this Agreement shall be venued in a state or federal court located in Clark County, Nevada.

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF THE WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN

INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.2(b).

(c)                                  If any Legal Proceeding is initiated by any Party challenging the termination of this Agreement under Section 8.1 or is initiated by the Escrow Agent in discharging its duties under the Escrow Agreement in connection with the termination of this Agreement under Section 8.1, the prevailing party or parties in such Legal Proceeding shall be entitled to recover from the non-prevailing party or parties reasonable attorneys’ fees and other costs incurred by the prevailing party or parties in connection with such Legal Proceeding, in addition to any other remedy or relief to which such prevailing party or parties may be entitled.

Section 10.3                                Notices

All notices and other communications hereunder shall be in writing and shall be deemed given (a) on the date of delivery, if delivered by hand or sent by fax (which is confirmed) or e-mail (which is confirmed), (b) on the first Business Day following the date of dispatch by a nationally recognized private overnight courier service, or (c) on the fifth Business Day following the date on which it was deposited in the U.S. mail, postage prepaid, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)                                  if to Buyer or Parent, to:

Monarch Casino & Resort, Inc.

Executive Offices

3800 South Virginia Street

Reno, Nevada  89502

Attention: John Farahi

Fax:  (775) 332-9171

Jfarahi@atlantiscasino.com

with a copy to (which shall not constitute notice):

Greenberg Traurig, LLP

3773 Howard Hughes Parkway, Suite 400N

Las Vegas, Nevada 89169

Attention: Michael J.  Bonner

Fax:  (702) 549-2728

Bonnerm@gtlaw.com

(b)                                 if to Seller, to:

Riviera Operating Corporation

2901 Las Vegas Boulevard South

Las Vegas, Nevada  89109

Attention:  Tullio J. Marchionne

Fax:  (702) 794-9560

tmarchionne@theriviera.com

with a copy to (which shall not constitute notice):

Brownstein Hyatt Farber Schreck, LLP

410 Seventeenth Street, Suite 2200

Denver, CO  80202

Attention:  Kevin A. Cudney

Fax:  (303) 223-1111

kcudney@bhfs.com

Section 10.4                                Interpretation

When a reference is made in this Agreement to Sections or exhibits, such reference shall be to a Section or exhibit of this Agreement unless otherwise indicated.  All exhibits to this Agreement and the Seller Disclosure Letter are incorporated herein by reference.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The phrase “made available” in this Agreement shall mean that the information referred to has been made available if requested by the Party to whom such information is to be made available.

Section 10.5                                Headings

The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.6                                Entire Agreement

This Agreement and all documents and instruments referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.  References in this Agreement to this Agreement or the transactions contemplated by this Agreement do not include references to the Confidentiality Agreement, which is independent of this Agreement and the transactions contemplated by this Agreement; provided, however, that the Confidentiality Agreement shall terminate at the Closing.  For the avoidance of doubt, nothing in the Confidentiality Agreement shall preclude Buyer, Parent or Seller, or their respective Affiliates, from making any disclosure concerning the transactions contemplated by this Agreement which is required by Law or applicable stock exchange rules.  The Parties make no representations or warranties to each other, except as contained in this Agreement, and any and all prior representations and warranties made by any Party or its Representatives, whether verbally or in writing, are deemed to have been merged into this Agreement, it being intended that no such prior representations or warranties shall survive the execution and delivery of this Agreement.  Buyer and Parent acknowledge that any estimates, forecasts, or projections furnished or made available to it concerning the Company, the Business or the Company’s properties or assets have not been prepared in accordance with GAAP or standards applicable under the Securities Act, and such estimates reflect numerous assumptions, and are subject to material risks and uncertainties.  Buyer and Parent acknowledge that actual results may vary, perhaps materially.  Buyer and Parent further acknowledge that they have conducted an independent investigation of the financial condition, assets, liabilities, properties and projected operations of the Company and the Business in making their determination as to the propriety of the transactions contemplated by this Agreement, and in entering into this Agreement, have relied solely on the results of said investigation and on the express representations and warranties of Seller contained in this Agreement.

Section 10.7                                Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect and such term so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party or provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such invalid, illegal or unenforceable provision or provisions or any other provisions of this Agreement, unless such a construction would be unreasonable.

Section 10.8                                Assignment

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, by operation of Law or otherwise, in whole or in part, by any of the Parties without the prior written consent of the other Parties; provided, however, that (a) ROC may assign any of its rights hereunder to RHC, and (b) Buyer may assign any of its rights, interests and obligations hereunder to Parent or a wholly owned subsidiary of Parent.  Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever.

Section 10.9                                Binding Effect; Parties of Interest

Subject to Section 10.8, this Agreement shall be binding upon and inure solely to the benefit of each Party and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except as expressly provided in this Agreement, including in Section 6.13 and in Article 9 (which, from and after the Closing, shall be for the benefit of each Indemnified Party).

Section 10.10                          Mutual Drafting

Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of good faith negotiations among the Parties.  In the event any ambiguity or question of intent arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 10.11                          Amendment

This Agreement may be amended by Buyer, Parent and Seller; provided, however, that such amendment is effected by an instrument in writing signed on behalf of each of Buyer, Parent and Seller.

Section 10.12                          Extension; Waiver

At any time prior to the Closing, any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the Party or Parties entitled to the benefit thereof.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party.  The failure of any Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any Party or the right of any Party thereafter to enforce each and every such provision.  No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

Section 10.13                          Seller Disclosure Letter

Seller has set forth information in the Seller Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates.  A matter set forth in one section of the Seller Disclosure Letter need not be set forth in any other section of the Seller Disclosure Letter so long as its relevance to the latter section of the Seller Disclosure Letter or section of this Agreement is reasonably apparent on the face of the information disclosed in the Seller Disclosure Letter to the Person to which such disclosure is being made.  Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Material Contract,” “Company Material Adverse Effect” or other similar terms in this Agreement.  The inclusion of any item in the Seller Disclosure Letter is not evidence of the materiality of such item for the purposes of this Agreement.

Section 10.14                          Parent Guarantee

(a)                                  Parent hereby unconditionally and irrevocably guarantees and promises to Seller, in order to induce Seller to enter into this Agreement (i) the payment by Buyer of the Purchase Price and any other amounts payable by Buyer to Seller pursuant to this Agreement when and to the extent the same shall become due and payable, and (ii) the performance, fulfillment and observance of each agreement, condition, covenant, obligation and undertaking of Buyer and the Company (as owned by Buyer after the Closing) under this Agreement and all Ancillary Agreements or agreement executed in connection with this Agreement, on the terms and subject to the conditions set forth therein (collectively, the “Guaranteed Obligations”).  If Buyer or the Company (as owned by Buyer after the Closing) shall fail to pay any amounts due under this Agreement when and to the extent the same shall become due and payable, or shall fail to perform, fulfill or observe any of the Guaranteed Obligations in the manner provided in this Agreement or any relevant Ancillary Agreements or agreement executed in connection with this Agreement, Parent will upon written demand from Seller promptly pay or cause to be paid such amount to Seller or perform, fulfill or observe or cause to be performed, fulfilled or observed such Guaranteed Obligation, as the case may be.  The Guaranteed Obligations under this guaranty shall constitute an absolute and unconditional present and continuing guarantee of payment and performance to the extent provided herein and not of collectability, and shall not be contingent upon any attempt by Seller to enforce payment or performance by Buyer.

(b)                                 The Guaranteed Obligations under this guaranty are absolute and unconditional, are not subject to any counterclaim, setoff, deduction, abatement or defense based upon any claim Parent or Buyer may have against Seller, and shall remain in full force and effect without regard to (i) any agreement or modification to any of the terms of this Agreement or any other agreement which may hereafter be made relating thereto, in each case in accordance with the terms of this Agreement, (ii) any exercise, non-exercise or waiver by Seller of any right, power, privilege or remedy under or in respect of this Agreement, (iii) any insolvency, bankruptcy, dissolution, liquidation, reorganization or the like of Parent or Buyer at any time, or (iv) absence of any notice to, or knowledge by, Parent of the existence or occurrence of any of the matters or events set forth in the foregoing subparagraphs (i) through (iii).  Parent will continue to own all of the outstanding equity or membership interests of Buyer, and maintain the legal existence of Buyer, and upon any dissolution, liquidation or reorganization of Buyer at any time, Parent shall directly and unconditionally assume all payment and performance Guaranteed Obligations of Buyer under this Agreement or otherwise.

(c)                                  Parent unconditionally waives (i) any and all notice of default, non-performance or non-payment under this Agreement, and (ii) all notices which may be required by Law or otherwise to preserve intact any rights of Seller against Parent, including any demand, presentment or protest, or proof of notice of non-payment under this Agreement.

Section 10.15                          Facsimile Signatures; Counterparts

This Agreement may be executed by facsimile and in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 10.16                          Fees and Expenses

Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the Party incurring such expenses, whether or not the Closing is consummated, provided that any fees or expenses associated with obtaining any Governmental Approval shall be paid by Buyer.  Buyer shall pay 50% and Seller shall pay 50%, of (a) the Escrow Agent’s fees and any indemnities in favor of the Escrow Agent, (b) the fees and costs of the Auditor pursuant to Section 2.5(c), and (c) all sales, use, stamp, documentary, excise, registration, transfer and other such Taxes and fees (including any penalties and interest) which may be payable in connection with the transactions contemplated by this Agreement assessed against Seller.  Buyer shall pay any government fees for any necessary filings required under the HSR Act (the “HSR Fees”); provided, however, if this Agreement is terminated pursuant to Section 8.1 by Seller for any reason other than a material breach of a representation, warranty or covenant of Buyer or by Buyer pursuant to Section 8.1(h), Buyer, on the one hand, and Seller, on the other hand, shall each be responsible for the payment of 50% of the HSR Fees.

Section 10.17                          Governmental Reporting

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed to mean that a Party or other Person must make or file, or cooperate in the making or filing of, any return or report to any Governmental Entity in any manner that such Party or Person reasonably believes or reasonably is advised is not in accordance with Law.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed by their respective duly authorized officers as of the date first written above.

ROC:		BUYER:

RIVIERA OPERATING CORPORATION		MONARCH GROWTH INC.

By:	/s/ Andy Choy	By:	/s/ Ronald Rowan
Name:	Andy Choy	Name:	Ronald Rowan
Its:	President and Chief Executive Officer	Its:	Chief Financial Officer and Treasurer

RHC:		PARENT:

RIVIERA HOLDINGS CORPORATION		MONARCH CASINO & RESORT, INC.

By:	/s/ Andy Choy	By:	/s/ Bahram Farahi
Name:	Andy Choy	Name:	Bahram Farahi
Its:	President and Chief Executive Officer	Its:	President

COMPANY:

RIVIERA BLACK HAWK, INC.

By:	/s/ Andy Choy
Name:	Andy Choy
Its:	President and Chief Executive Officer